3/17

07024796

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Stelco Inc.

*CURRENT ADDRESS 386 Wilcox Street
P.O. Box 2030
Hamilton, Ontario
L8N 3T1
CANADA

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 03 2007
THOMSON FINANCIAL

FILE NO. 82- 00141 FISCAL YEAR 12/31/06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 6/29/07

082-00141

12-31-06
AR/S

STELCO INC.

ANNUAL REPORT 2006

stelco

Table of Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (this "MD&A") is dated March 7, 2007 and is in respect of the consolidated financial statements and accompanying notes (collectively the "Consolidated Financial Statements") of Stelco Inc. ("Stelco" or the "Corporation") for the nine month period ended December 31, 2006. The purpose of this MD&A is to provide commentary on the Corporation's financial condition and future prospects and to assist security holders and others to understand the Corporation and the key factors underlying its financial results. This MD&A includes forward-looking information that is subject to risks and uncertainties that may cause actual results to differ materially (see "Forward-Looking Statements"). This MD&A should be read in conjunction with the Consolidated Financial Statements. Additional information about Stelco will be available upon filing of the Corporation's 2006 Annual Information Form, which will be accessible from SEDAR at www.sedar.com.

This document has been reviewed by the Audit Committee of Stelco's Board of Directors and contains information current as of March 7, 2007. Events occurring after that date could render the information contained herein inaccurate or misleading in a material respect.

Business Description

Established in 1910, Stelco is one of Canada's largest steel producers. The Corporation operates two integrated steel plants in Ontario, Canada which produce a variety of steel products for customers in the automotive, steel service centre, appliance, energy, construction and pipe and tube industries within North America. In addition, through its ownership interests in iron ore mining properties and related supply agreements, Stelco has secured approximately 90% of its requirements for iron ore. Stelco operates its business through partnerships, subsidiaries and joint ventures.

All information stated below excludes the discontinued operations of the Corporation. The continuing operations of the Corporation are in the Integrated Steel segment, which consist of those business units that include and are primarily associated with the Stelco Hamilton and Stelco Lake Erie Integrated Steel plants and Stelco's raw materials properties.

Reorganization and Adoption of "Fresh Start" Reporting

Stelco and certain related entities filed for protection under the *Companies' Creditors Arrangement Act* (the "CCAA") on January 29, 2004. The Corporation emerged from CCAA protection at the end of the day on March 31, 2006 upon the implementation of Stelco's third amended and restated plan of arrangement and reorganization (the "CCAA Plan"). Also on March 31, 2006, a plan of arrangement involving Stelco was implemented under the *Canada Business Corporations Act* (the "CBCA Plan") pursuant to which Stelco's business was reorganized and specific assets and liabilities of Stelco were transferred into nine separate limited partnerships. Stelco's emergence from CCAA protection and the implementation of the CCAA Plan and the CBCA Plan is referred to in this MD&A as the "Reorganization". Further information regarding the Reorganization is set out in Note 1 to the Consolidated Financial Statements.

When used in this MD&A, the term "Predecessor" refers to Stelco and its related entities prior to the Reorganization and the term "Successor" refers to Stelco and its related entities following the Reorganization.

In connection with the Reorganization, Stelco adopted "fresh start" reporting on March 31, 2006 and, accordingly, has completed a comprehensive revaluation of its assets and liabilities. See "Changes in Accounting Policy" in this MD&A and Notes 2 and 4 to the Consolidated Financial Statements for further information.

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under "fresh start" reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor. Accordingly, selected comparative information in this MD&A regarding sales and shipments has been provided where such information was not affected by the Reorganization or the adoption of "fresh start" reporting.

Financial and Operating Results

Overview

The focus since exiting from the CCAA process on March 31, 2006 has been on an operational restructuring including the following initiatives:

- Implementation of productivity improvement initiatives which resulted in the reduction of the labour force. Through these initiatives voluntary programs were offered to both hourly and salary employees providing for their early retirement from the Corporation. A total of 280 hourly and 282 salary employees elected to participate in these plans. This action combined with normal attrition has reduced the workforce from 4,954 on March 31, 2006 to 4,243 on December 31, 2006. With an additional 192 employees whose last day worked was in January 2007, the total work force has been reduced to 4,051 as of January 31, 2007 which is expected to provide an annualized wage savings of approximately $65 million. This reduction has not negatively affected productivity or the quality of products or services.
- Implementation of a new business model focused on utilizing a de-centralized approach to simplify the management of the business and eliminate wasted efforts and redundant processes. Benefits are expected to be realized in scheduling, purchasing, information systems and operations.
- Reducing operating costs, improving product flow and reducing inventories by simplifying material handling, reducing product offerings and minimizing outside processing programs.
- A significant reduction in work-in-process and finished goods inventories which offset working capital requirements from the seasonal increase in raw material volumes.
- Optimizing capital by only selecting projects that are required to sustain operations or provide a pay back within a relatively short period of time. Stelco's annual capital plan was reduced from a projected $250 million to $150 million for 2006.
- Reducing general overhead and administrative costs by redefining requirements and focusing on improving processes.

The major components of the operational restructuring are now complete and are expected to lead to increased volumes, revenue growth, lower costs and improved productivity.

As part of the foregoing restructuring initiatives, the Corporation successfully completed several strategic projects and initiatives during the fourth quarter including:

- A reline and upgrade of the blast furnace at the Hamilton Steel plant, which is expected to increase throughput and extend the interval for the next furnace reline to 2018.
- The phase two upgrade of the Lake Erie Steel hot strip mill, which is expected to increase throughput by 20%.

As a result of completing these strategic projects, costs during the fourth quarter of 2006 and inventory valuations were adversely affected as it was necessary to close certain production facilities for a period of time. In addition, higher costs were incurred due to increases in the cost of energy and certain raw materials. As well, lower demand in the automotive sector and high inventory levels at steel service centres resulted in a reduction of shipments and spot prices during the quarter. As a result, an EBITDA loss of $82 million and a loss before income taxes of $145 million were recorded for the fourth quarter of 2006.

For the nine months ended December 31, 2006, Stelco recorded an EBITDA of $1 million and a loss before income taxes of $187 million. Deducted from EBITDA are unusual items of $60 million and deducted from loss before income taxes are unusual items of $110 million. Of these unusual items $60 million arose from a "fresh start" reporting inventory revaluation, $36 million related to employee voluntary retirement incentive costs and severances, and $14 million related to employee future benefit curtailment expense.

Net Sales and Costs

Quarter ended December 31, 2006 compared to quarter ended September 30, 2006

Loss before income tax for the three months ended December 31, 2006 was $145 million, compared to earnings before income tax of $13 million for the third quarter of 2006. Deducted from pre-tax earnings for the fourth quarter of 2006 are severance costs totalling $3 million. The pretax earnings for the third quarter ended September 30, 2006 included unusual costs totalling $17 million. Of this amount, $11 million arose from a "fresh start" reporting inventory revaluation and $6 million largely related to employee voluntary retirement incentive costs.

Net sales of $472 million for the fourth quarter of 2006 were 28% lower than the third quarter of 2006. Steel shipments of 673,000 tons for the fourth quarter were 27% lower than the third quarter due to a slowdown of orders from the Corporation's major automotive and steel service centre customers. The average revenue per ton decreased by 3% to $701 per ton, primarily due to lower spot prices partly offset by a higher priced product mix.

Costs in the fourth quarter were lower by 7% primarily due to the decline in shipments. However average cost per ton of $823 in the fourth quarter increased by 27% over the third quarter due to higher costs related to lower production levels, a higher value product mix, increased raw material costs including those for zinc, natural gas, and coal, increased repairs and maintenance, and lower yield and operating efficiencies, partly offset by decreased labour spending and the flow through of the balance of the "fresh start" inventory adjustment in the third quarter.

Amortization

Amortization expense for the fourth quarter of 2006 was $31 million compared to $25 million in the third quarter of 2006. The $6 million increase was partly attributable to a lower than normal third quarter amortization expense ($2 million) in connection with the finalization of "fresh start" reporting. In addition, amortization related to the phase two upgrade at the Lake Erie Steel hot strip mill and the Hamilton Steel blast furnace reline and upgrade contributed an additional $4 million to amortization expense in the fourth quarter.

Employee Future Benefits

During the fourth quarter of 2006, workforce severance expenses of $3 million were incurred.

In the third quarter of 2006, a Transition Assistance Program ("TAP") provided incentives for early retirement to Hamilton Steel and Lake Erie Steel bargaining unit employees, which when combined with other termination expenses, resulted in a workforce reduction cost of $6 million.

Financial Expense and Foreign Exchange Gains and Losses

The Corporation's Floating Rate Notes (see Note 11 to the Consolidated Financial Statements) are denominated in US dollars. An $11 million foreign exchange loss was recorded in the fourth quarter of 2006 due to the revaluation of the notes using the December 31, 2006 US dollar exchange rate of $1.1654 (US dollar exchange rate was 1.1177 as at September 30, 2006). A $1 million foreign exchange loss was recorded in the third quarter of 2006.

Interest expense totaled $18 million for the fourth quarter of 2006, compared to interest expense of $19 million for the third quarter of 2006. Included in interest expense for the fourth quarter of 2006 is approximately $3 million relating to borrowings under the secured revolving term loan (see "Liquidity and Capital Resources – Financing Agreements") which is held indirectly by a significant shareholder ($1 million in the third quarter of 2006).

Income Tax Expense

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future income tax assets were recognized in the third and fourth quarters of 2006 and were applied to reduce unamortized intangible assets (See Note 13 to the Consolidated Financial Statements).

Other Financial Comparisons

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under "fresh start" reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor. Accordingly, comparative information in this MD&A from Successor periods to Predecessor periods and for periods combining Successor and Predecessor information has been limited to sales and shipments.

Quarter ended December 31, 2006 compared to quarter ended December 31, 2005

Net sales for the quarter ended December 31, 2006 were 22% lower than the same quarter of 2005 mainly due to a 24% decrease in shipments. Average revenue per ton increased 2% primarily due to a shift in mix to higher revenue products and higher spot pricing partly offset by lower contract pricing.

Year ended December 31, 2006 compared to year ended December 31, 2005

Net sales for the year were 2% lower than the same period in 2005. Steel shipments were 3% higher while average revenue per ton was down 4% largely due to lower contract pricing.

Financial and Operational Summary

Stelco Inc.

($ in millions, except as indicated *)

	Three months ended Dec. 31 2006	Three months ended Sept. 30 2006	Three months ended Dec. 31 2005 (1)	Nine months ended Dec. 31 2006 (2)	Three months ended March 31 2006 (2)	Twelve months ended Dec. 31 2005 (1)
	(Successor)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Net Sales	$ 472	$ 660	$ 608	$ 1,830	$ 674	$ 2,553
Costs	554	596	639	1,829	695	2,370
EBITDA(3)	(82)	64	(31)	1	(21)	183
Amortization of property, plant and equipment	30	25	27	83	27	108
Amortization of intangible assets	1	–	–	2	1	3
Operating earnings (loss) before the following:	(113)	39	(58)	(84)	(49)	72
Employee future benefits – workforce reduction costs (Note 12)	3	6	–	50	–	–
Foreign exchange (gain) loss on long-term debt (Note 11)	11	1	–	(1)	–	–
Gain on sale of plate mill assets (Note 7)	–	–	–	–	–	(20)
Reorganization items (Note 18)	–	–	29	–	21	76
Financial and other expense						
Interest on long-term debt and debt subject to compromise	9	10	11	28	10	42
Other interest – net	9	9	5	26	5	13
Earnings (loss) before income tax from continuing operations	**(145)**	**13**	**(103)**	**(187)**	**(85)**	**(39)**
Income tax expense (recovery) (Note 13)						
Current	–	5	2	7	7	19
Future	–	33	(38)	7	(13)	(49)
Net loss from continuing operations	**(145)**	**(25)**	**(67)**	**(201)**	**(79)**	**(9)**
Net loss from discontinued operations (Note 1)	–	–	(53)	–	(43)	(64)
Net loss	**$ (145)**	**$ (25)**	**$ (120)**	**$ (201)**	**$ (122)**	**$ (73)**
Average revenue per ton	*$ 701	*$ 719	*$ 685	*$ 714	*$ 692	*$ 741
Cost per ton	*$ 823	*$ 649	*$ 720	*$ 714	*$ 714	*$ 688
Semi-finished steel production (thousands of net tons)	611	912	982	2,631	997	3,931
Shipments (thousands of net tons)	673	918	888	2,562	974	3,445

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately. See "Reorganization and Adoption of "Fresh Start" Reporting".

(2) The nine-month period ended December 31, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

(3) Non-GAAP Financial Measures

The financial information contained in this MD&A is presented in accordance with Canadian GAAP. Reference is also made to "EBITDA", which is a non-Canadian GAAP measure. "EBITDA" refers to operating earnings (losses) before interest, income taxes, amortization and other non-operating income and expenses such as workforce reduction costs, foreign exchange gains and losses on long-term debt and gains and losses on the sale of assets and, in the case of the Predecessor, also before restructuring costs and asset write-downs. Information concerning EBITDA has been included in this MD&A because management considers it to be, and uses it as, a meaningful indicator for assessing the operating performance of the Corporation. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Non-Canadian GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore the Corporation's use of EBITDA measures may not be comparable to measures used by other companies. A reconciliation to net earnings (loss), which is a Canadian GAAP measure, is presented above in the Financial and Operational Summary.

All note references in this document are to the Consolidated Financial Statements.

Operational Information

Trade

Imports accounted for approximately 52% of apparent domestic steel consumption in 2006 compared to 51% in 2005.

The Canadian International Trade Tribunal ruled in August 2006 to maintain the original 2001 hot rolled steel sheet dumping finding against Brazil, China, Chinese Taipei, South Africa and Ukraine and to continue a subsidy finding against India, confirming that the foregoing countries had injured Canadian steel producers by selling dumped and subsidized hot rolled sheet into Canada. The current ruling will apply until 2011.

In its Sunset Review of a dumping order applicable to certain corrosion resistant steels, the US International Trade Commission announced its decision in December 2006 to terminate the dumping orders against Canada, and other countries retroactive to December 2005.

Health, Safety and Environment

Health and safety performance has improved with lost time accident frequency decreasing from 2.2 per 200,000 hours worked in 2005 to 1.8 in 2006.

There are no outstanding environmental charges and both Hamilton Steel and Lake Erie Steel are Integrated Standards Organization ("ISO") 14000 registered. This system provides the framework for the implementation, maintenance, and continuous improvement process for managing environmental aspects at both integrated plants.

At Hamilton Steel, a Benzene Emission Reduction program is in progress. The phase installed in 2006 is expected to reduce benzene emissions by approximately 80% when commissioned in early 2007. In addition a permanent urea addition system was installed at the Sinter Plant. The addition of urea to the Sinter Plant feed has been shown to reduce the Dioxin/Furan emissions to below the limit required in the Sinter Plant's Certificate of Approval for the year 2010 and beyond.

Equipment Upgrades

The phase two of the Lake Erie Steel hot strip mill was completed in November 2006 and included the installation of the sixth finishing stand and quick roll change capability.

The reline and upgrade to the blast furnace at Hamilton Steel was completed in December 2006 and included the return of a second tap hole and a reline of the hearth wall. The benefits of the spending include reduced cast house emissions, increased quality and production and decreased hot metal costs. The next major repair to this furnace is now expected to occur in 2018.

Facilities/Competitiveness

The Corporation is focused on a strategy to fully leverage Stelco's existing assets to compliment the optimization of capital and implemented productivity improvement initiatives.

The phase two upgrade of the Lake Erie Steel hot strip mill included the installation of new higher horsepower rougher motors, quick roll change and the sixth finishing stand which keeps the hot roll capability on the leading edge and improves throughput by 20% over current levels. The Hamilton Steel 56" mill will continue to operate for at least the near term to service specific market segments.

The reline and upgrade to the blast furnace at the Hamilton Steel plant has increased the life of the furnace and improved throughput.

Currently, two pickle lines operate at Hamilton Steel to supply the cold rolling and coating operations. In addition, approximately 440,000 tons per year of Hamilton Steel's requirements are pickled externally. The Corporation is reviewing its options with respect to the future utilization of these lines.

The bar product and cold roll and coated facilities at Hamilton Steel, as well as the 2050 hot strip mill at Lake Erie Steel, are registered to ISO/TS 16949:2002. ISO/TS 16949:2002 is an international quality management system standard developed by the International Automotive Task Force and the Japan Automotive Manufacturers Association in conjunction with the international standards community. The hot strip mill at Hamilton Steel is registered to the ISO 9001:2000 standard. As internal suppliers to the finishing mills, the Hamilton Steel and Lake Erie Steel blast furnace and steelmaking facilities are compliant to ISO 9001. By meeting and maintaining these standards, Stelco demonstrates its ability to consistently provide product that meets customer requirements, and enhance customer satisfaction through continual improvement of processes, products and services.

The compliance audits of Hamilton Steel and Lake Erie Steel's ISO 14001 systems were satisfactorily completed during 2006.

Labour Matters

The Lake Erie labour contract with Local 8782 of the United Steelworkers ("USW") came into effect January 1, 2006 and will expire July 31, 2009. The Hamilton labour contract with USW Local 1005 came into effect August 1, 2006 and will expire on July 31, 2010.

In June 2006, the Salaried Transition Assistance Program (STAP) was made available to active salaried employees who were defined benefit pension plan members. The STAP provided incentives for early retirement to eligible employees. Similarly, the Transition Assistance Program (TAP), which provided incentives for early retirement to eligible employees, was made available to Hamilton Steel bargaining unit employees as part of the new collective agreement negotiated in June 2006. In the third quarter of 2006 the TAP was also offered to Lake Erie Steel bargaining unit employees. A total of 562 employees elected to participate in these plans.

A key component of engaging and focusing employees was introduced during 2006 in the form of variable compensation tied to productivity and profitability. As part of the new agreement with USW Local 1005 at Hamilton Steel, a Productivity Payment Plan (PPP) was introduced that pays hourly workers additional remuneration contingent upon reaching certain productivity levels. Salaried employees at Hamilton Steel who are directly involved with production activities are also eligible for PPP. A profit sharing program was also introduced that pays all Hamilton employees, salaried employees at Lake Erie and Corporate salaried employees if certain earnings thresholds are achieved on a quarterly basis.

Summary of Quarterly Results

The following table reflects the Corporation's quarterly financial performance over the last eight quarters. Although the Corporation does not typically experience significant seasonal fluctuations in revenues, the Corporation can experience significant fluctuations in revenues based on external events such as customer inventory levels, automotive demand and imports.

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under fresh start reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor.

Stelco Inc.

(in millions, except as indicated *)		2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 (1) Q3	2005 (1) Q2	2005 (1) Q1
			(Successor)				(Predecessor)		
Net Sales	$	472	660	698	674	608	559	658	728
EBITDA(2)		(82)	64	19	(21)	(31)	(8)	87	135
Operating earnings (loss)	$	(113)	39	(10)	(49)	(58)	(36)	58	108
Earnings (loss) before income tax from continuing operations	$	(145)	13	(55)	(85)	(103)	(62)	53	73
Net earnings (loss) from continuing operations	$	(145)	(25)	(31)	(79)	(67)	(18)	35	41
Net earnings (loss)	$	(145)	(25)	(31)	(122)	(120)	(42)	40	49
Earnings (loss) from continuing operations per common share (3)									
Basic	*$	(5.35)	(0.93)	(1.14)	(0.77)	(0.66)	(0.18)	0.34	0.40
Fully diluted	*$	(5.35)	(0.93)	(1.14)	(0.77)	(0.66)	(0.18)	0.30	0.35
Net earnings (loss) per common share (3)									
Basic	*$	(5.35)	(0.93)	(1.14)	(1.19)	(1.17)	(0.41)	0.39	0.48
Fully diluted	*$	(5.35)	(0.93)	(1.14)	(1.19)	(1.17)	(0.41)	0.34	0.41
Average revenue per ton	*$	701	719	719	692	685	690	783	803
Cost per ton	*$	823	649	699	714	720	700	680	654
Semi-finished steel production (thousands of net tons)		611	912	1,108	997	982	875	1,054	1,020
Shipments (thousands of net tons)		673	918	971	974	888	810	840	907

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.

(2) EBITDA is a non-GAAP financial measure. See "Financial and Operational Summary – Non GAAP Financial Measures".

(3) Earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the quarter.

Liquidity and Capital Resources

The liquidity and capital resources of the Corporation are dependent upon a number of factors including, without limitation, market and economic conditions and the impact of these conditions on the price of steel products, raw material costs, the ability to fund necessary capital projects, pension requirements and labour negotiations and disputes.

The Corporation has a significant requirement for working capital related primarily to inventories due to the lead time of acquiring raw materials, the quantities of raw materials that are required to produce semi-finished steel and the amount of time required to process semi-finished steel into finished products. This working capital requirement is characteristic of many companies within the steel industry.

With the recapitalization of the Corporation upon emergence from CCAA, interest is being serviced in accordance with the terms and conditions of the related debt obligations.

Cash Flow Summary

(in millions)	Three Months Ended December 31 2006	Nine Months Ended December 31 2006 [1]	March 31, 2006 [2]	Three Months Ended March 31 2006 [1]	Three Months Ended December 31 2005	Twelve Months Ended December 31 2005
	(Successor)	(Successor)	(Plan Implementation)	(Predecessor)	(Predecessor)	(Predecessor)
Cash provided by (used for)						
Continuing operations adjusted for items not affecting cash	$ (124)	$ (66)	$ (382)	$ (41)	$ (69)	$ 126
Changes in operating elements of working capital	174	151	–	(2)	108	(10)
Operating activities	50	85	(382)	(43)	39	116
Investment activities	(21)	(70)	–	58	(46)	(122)
Financing activities	(42)	(51)	382	(21)	18	(12)
Discontinued operations (net)	–	–	–	–	4	26
Net change in cash position	$ (13)	$ (36)	$ –	$ (6)	$ 15	$ 8

(1) The nine month period ended December 31, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

(2) For further information see Note 2 and 4 to the Consolidated Financial Statements.

Due to the non-comparable nature of the financial results between the Successor and the Predecessor (see "Reorganization and Adoption of "Fresh Start" Reporting" in this MD&A), the following commentary pertains to the results of the Successor only.

Cash provided by (used for) operating activities

The negative cash flow from operating activities before working capital changes for the quarter and nine months ended December 31, 2006 was primarily attributable to the net loss incurred during the fourth quarter of 2006 (see "Financial and Operating Results") and the prescribed pension funding requirements which improved the pension funded position.

Positive cash flow from reductions in working capital in both the three and nine months ended December 31, 2006 more than offset the negative cash flows from operations before working capital changes incurred during these periods. The primary factor in the fourth quarter of 2006 was a significant reduction in accounts receivable ($134 million) resulting from reduced shipments. During the nine months ended December 31, 2006 the reduction in accounts receivable ($194 million), mainly due to reduced shipments, was partially offset by a reduction in taxes payable ($16 million) and a net increase in inventory ($13 million).

Cash provided by (used for) investment activities

Capital expenditures of $39 million for the fourth quarter of 2006 and $101 million for the nine months ended December 31, 2006 were partially offset by proceeds on the disposition of assets of $18 million and $31 million respectively.

Capital expenditures for both of these periods related primarily to the Lake Erie Steel phase two hot strip mill upgrade, various projects at the Corporation's mining properties, and the relining of a portion of the blast furnace at Hamilton Steel in the fourth quarter of 2006.

The disposition of assets in 2006 (see Note 7 to the Consolidated Financial Statements) resulted in third quarter proceeds of $10 million related to the finalization of the sale of non-core subsidiaries and plate mill assets and $3 million related to the sale of surplus land and buildings in Welland. In the fourth quarter, proceeds of approximately $18 million were received regarding a sale of surplus land and buildings in Hamilton.

Cash provided by (used for) financing activities

The Corporation reduced revolving term loans during the fourth quarter of 2006 and nine months ended December 31, 2006 by $42 million and $44 million respectively. In addition, $12 million of long-term debt was repaid relating primarily to a regularly scheduled debt repayment at one of the Corporation's wholly owned subsidiaries during the third quarter of 2006. Partially offsetting these cash outflows were proceeds from the issuance of common shares during the second quarter of 2006 of approximately $5 million.

Liquidity

The Corporation's liquidity and capital resources position is summarized as follows:

(in millions)	At December 31 2006	At March 31 2006	At December 31 2005
	(Successor)	(Successor)	(Predecessor)
Cash, cash equivalents and restricted cash	–	36	42
Available lines of credit (1)	603(2)	859(2)	403 (3)
Lines of credit drawn down (4)	(383)	(427)	(191)
Net liquidity	220	468	254

(1) After letters of credit usage, and subject to the availability under their governing agreements.

(2) Includes the amount available from the $600 ABL facility and the $375 secured revolving term loan. See "Financing Arrangements" below.

(3) Includes the former $350 million credit facility and the former $75 million debtor-in-possession short-term credit facility.

(4) In accordance with Canadian GAAP, the borrowings of the Successor are classified predominantly as long-term liabilities on the Consolidated Statement of Financial Position. See Note 10 to the Consolidated Financial Statements for additional information.

During the nine months ending December 31, 2006, positive cash flow resulted from a significant reduction in accounts receivable. This resulted in a low balance in accounts receivable at December 31, 2006. The available line of credit under the current ABL facility was reduced by both the decrease in the accounts receivable collateral and inventory collateral, which has a cap tied to the accounts receivable balance. This was largely the reason that the available lines of credit decreased from $859 million at March 31, 2006 to the $603 million at December 31, 2006.

Since December 31, 2006, there has been an increase in the liquidity of the Corporation as a result of increasing sales and its affect on the underlying collateral. As of February 28, 2007 the net liquidity of the Corporation increased to $271 million.

Financing Arrangements

Asset Based Loan Facility

On March 31, 2006, the $75 million debtor-in-possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US base rate + 0.5% or LIBOR + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and is secured by a first priority security interest in the eligible inventory and accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest on all other property and assets of the Corporation, limited to $300 million, and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral and reserves, but will not exceed $600 million. At December 31, 2006 the available amount of the ABL facility was $228 million and the amount drawn on the ABL facility was $168 million.

The Corporation is currently engaged in an effort to revise certain terms of the ABL facility. It is anticipated that such revisions will result in the ABL facility being extended to March 31, 2012 and availability under the facility being increased.

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Limited (a significant shareholder of the Corporation) in the amount of $375 million for a term of seven years. The amount drawn on this facility at December 31, 2006 was $215 million. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the property, plant and equipment of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in the subsidiaries, partnerships and joint ventures of Stelco.

Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, affected creditors received floating rate notes ("FRN's") equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest on the FRN's is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of LIBOR plus 5.50% if paid in cash and LIBOR plus 8.50% if paid in new FRN's or if interest payments are deferred and accrued in accordance with the terms of the FRN's. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% of face value until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL facility and the secured revolving term loan in all respects including rights to payment and enforcement until both the ABL facility and secured revolving term loan are repaid in full. For further details see Note 11 to the Consolidated Financial Statements.

Province Note

In accordance with the Pension Agreement (see Note 12 to the Consolidated Financial Statements), the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares of Stelco. The Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum, payable semi-annually in cash or, at Stelco's option, by delivering Stelco common shares. For further details see Note 11 to the Consolidated Financial Statements.

Capital Resources

The anticipated future cash flow from operations and available credit facilities are expected to enable the Corporation to satisfy its anticipated operating and capital cash requirements.

Contractual Obligations

The following is a summary of the principal obligations of the Corporation at December 31, 2006:

(In millions)	Total	2007	2008–2009	2010–2011	>2011
Long-term debt [1]	$ 444	$ 13	$ 7	$ –	$ 424
Revolving term loans [2]	383	–	168	215	–
Capital leases	7	2	4	1	–
Operating leases [3]	27	9	11	7	–
Purchase obligations and other commitments [4]	988	373	436	168	11
Pension funding under Pension Agreement [5]	643	65	130	133	315
Total	$ 2,492	$ 462	$ 756	$ 524	$ 750

(1) See Note 11 to the Consolidated Financial Statements for more information.

(2) See Note 10 to the Consolidated Financial Statements for more information.

(3) Principally related to mobile equipment.

(4) Principally related to coal purchases, raw material transportation services, information technology services and oxygen and power requirements.

(5) See Note 12 to the Consolidated Financial Statements for more information.

Off-Balance Sheet Arrangements

Other than the operating leases referred to above, the Corporation does not engage in off balance sheet accounting to structure any of its financial arrangements and had no off-balance sheet arrangements at December 31, 2006.

Financial Instruments

The Corporation did not utilize any third party financial instruments to mitigate interest rate or foreign exchange risk in 2006 and therefore no such financial instruments were outstanding at December 31, 2006.

Related Party Transactions

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Ltd. (a shareholder of the Corporation) in the amount of $375 million for a term of seven years.

Included in financial expense for the nine months ended December 31, 2006 is approximately $5 million relating to borrowings under this agreement. The interest on borrowings is calculated in accordance with the applicable lending agreement, yielding approximately 11% as at December 31, 2006. The majority of interest is paid prior to the end of each month, therefore a nominal amount is outstanding at December 31, 2006. At December 31, 2006 there was $215 million outstanding under this loan.

On April 2, 2006, the President and Chief Executive Officer purchased 1,000,000 newly issued common shares for cash consideration of $5.5 million.

Outstanding Share Data

Common Shares

(in millions, except share numbers)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
New Common Shares	27,123,908	26,100,000	–
Series A Common Shares	–	–	100,735,965
Series B Common Shares	–	–	1,513,233
Total number of shares	27,123,908	26,100,000	102,249,198
Total Capital Stock	$149	$144	$781

Series A and B Common Shares

The Series A and B common shares of the Predecessor were delisted from the Toronto Stock Exchange as at the close of trading on March 10, 2006. These shares were eliminated on the implementation of the CCAA Plan with no value being attributed to them.

New Common Shares

The Corporation issued 26,100,000 new common shares upon emergence from CCAA with a value of $5.50 per share. On April 2, 2006, Stelco's Chief Executive Officer purchased 1,000,000 newly issued common shares for total consideration of $5.5 million. As a result of the exercise of warrants and stock options in the nine months ended December 31, 2006, referred to below, there were 27,123,908 common shares outstanding at December 31, 2006. There were 27,123,919 common shares outstanding at February 28, 2007.

Warrants

Upon emergence from CCAA, the Corporation issued a total of 2,269,600 warrants. Each warrant entitles the holder to purchase one common share at an exercise price of $11.00. The total number of common shares issuable upon the exercise of all outstanding warrants represents approximately 7% of the common shares outstanding upon the exercise of warrants on a diluted basis. The warrants have a term of seven years and are exercisable at any time after June 26, 2006 up to their expiration on March 31, 2013. See Note 11 to the Consolidated Financial Statements for additional information. A total of 5,158 warrants were exercised in the nine months ended December 31, 2006.

Incentive Stock Option Plan

Effective April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The total number of options available under the ISOP is 2,610,000, of which 1,944,000 were initially issued at an exercise price of $5.50 per common share on April 1, 2006. The options vest semi-annually over a four-year period from the date of the grant (the "Grant Date") in eight equal instalments, subject to acceleration under certain circumstances. The options expire 10 years after the Grant Date. In accordance with the provisions of the ISOP, the exercise price of options granted thereunder is required to be the market value, as defined in the ISOP, of the common shares on the Grant Date. During the nine months ended December 31, 2006, 18,750 options were exercised to purchase common shares at an exercise price of $5.50 per common share, an additional 150,000 options were granted at an exercise price of $17.75 and 300,000 options were forfeited at an exercise price of $5.50 per common share. See Note 17 to the Consolidated Financial Statements for additional information.

Controls and Procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is collected and reported to senior management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), to allow timely decisions regarding required disclosure.

At December 31, 2006, as required under the rules of Canadian Security Administrators National Instrument 52-109, the Corporation's management, including the CEO and the CFO, have evaluated the effectiveness of the corporation's disclosure controls and procedures and have concluded they are effective.

Management's annual report on internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles.

The Corporation's management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation. All systems of internal control have inherent limitations; therefore, even those systems that are determined to be effective can provide only reasonable assurance with respect to the preparation and presentation of financial statements.

At December 31, 2006, as required under the rules of Canadian Security Administrators National Instrument 52-109, the Corporation's management, including the CEO and the CFO, has assessed the design effectiveness of the Corporation's system of internal control over financial reporting. Based on this assessment, management has concluded that the design of internal control over financial reporting is effective.

Changes in internal control over financial reporting

There have been no changes in the Corporation's internal control over financial reporting in 2006 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Changes in Accounting Policy

Accounting Changes Effective in 2006

Comprehensive Revaluation of Assets and Liabilities

Upon emergence from CCAA on March 31, 2006, there was a substantial realignment of the equity and non-equity interests in the Corporation. The Corporation was required, under Canadian GAAP, to adopt "fresh start" reporting in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook section 1625 – Comprehensive Revaluation of Assets and Liabilities. The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value with the exception of future income taxes, which have been reported in accordance with CICA Handbook Section 3465 – Income Taxes (see Note 13 to the Consolidated Financial Statements) and pension and other post-employment benefits, which have been reported in accordance with CICA Handbook Section 3461 – Employee Future Benefits (see Note 12 to the Consolidated Financial Statements). The Corporation finalized the fair values of the assets and liabilities of the Successor in the third quarter of 2006. Accordingly, changes to the initial estimated fair value adjustment have been reflected in the March 31, 2006 Consolidated Statement of Financial Position (see Note 4 to the Consolidated Financial Statements).

Accounting Changes Effective in 2007

Financial Instruments

During 2005, the CICA issued three new Handbook Sections: Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges" and Section 1530, "Comprehensive Income". These standards provide guidance on the recognition, measurement and classification of financial assets and financial liabilities. The standards also establish new accounting requirements for hedges. These standards also provide guidance for reporting items in other comprehensive income, which will be included on the Consolidated Statement of Financial Position as a separate component of shareholders' equity. These accounting standards are to be applied no later than the fiscal years beginning on or after October 1, 2006. The Corporation is evaluating the potential impact of these new standards on its Consolidated Financial Statements for 2007.

Critical Accounting Assumptions and Estimates

The Corporation's Consolidated Financial Statements are prepared in accordance with Canadian GAAP.

In preparing the Consolidated Financial Statements, management is required to make certain assumptions and estimates. Choosing one assumption or estimate from a range of possibilities can materially impact the amounts reported on the Statement of Earnings (Loss) or the Statement of Financial Position. Management reviews accounting assumptions and estimates regularly in light of past experience and current conditions or changes in Canadian GAAP, and utilizes outside consultants as necessary to arrive at appropriate assumptions and estimates to be used in the preparation of the Consolidated Financial Statements. The Audit Committee of the Board of Directors reviews the significant assumptions and estimates.

Management considers assumptions and estimates relating to the following matters to be the most critical:

- going concern
- valuation of accounts receivable;
- carrying value of long-lived assets (property, plant and equipment);
- employee future benefits;
- income taxes;
- inventory valuation;
- environmental matters; and
- basis of valuation.

Unless indicated otherwise, all adjustments related to the items below are reflected in Costs in the Consolidated Statement of Earnings (Loss).

Going Concern

The Consolidated Financial Statements are prepared using the going concern concept which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These Consolidated Financial Statements do not reflect any adjustments that would be necessary if the "going concern" assumption was not appropriate. The Corporation is dependent upon a strong North American steel market and improving financial results. The outcome of these matters is not determinable at this time.

Valuation of Accounts Receivable

Stelco records an allowance for doubtful collection of accounts receivable based on the Corporation's best estimate of any potential uncollectible amounts. The best estimate considers past experience with the customer base and a review of current economic conditions and specific customer issues.

Carrying Value of Long-Lived Assets

The carrying amount of property, plant and equipment is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The carrying value is considered recoverable if the sum of undiscounted cash flows from operations and cash flow from disposal of the property, plant and equipment exceeds the carrying amount. Future cash flows are dependent upon the assumptions used for revenues and costs to produce product. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for steel, operating costs and economic conditions. The application of different assumptions for steel prices, operating costs and economic conditions could result in a conclusion that the Corporation would not recover the carrying amount of our property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

Employee Future Benefits

The Corporation participates in a number of employee future benefit arrangements (principally providing pension and health care benefits) in Canada and the United States. These benefits represent a substantial obligation and cost to the Corporation. As indicated in Note 3 to the Consolidated Financial Statements, these plans are primarily of a defined benefits nature. As a result, complex actuarial and accounting rules are used to determine the expense to be recorded for the year and the accrued benefit obligation as at each measurement date, which generally corresponds to the year-end date, for the Corporation's principal defined benefit plans.

To arrive at the cost of employee future benefits to be recognized in the Consolidated Financial Statements, management is required to review and update various actuarial assumptions each year, based on a going concern concept. These assumptions include investment yields, discount rates, salary escalation, health care cost trends, retirement age, mortality rates and other factors. Management consults certain outside advisors, including actuaries, in determining these factors in order to ensure that the assumptions chosen are reasonable.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the expected average remaining service life (EARSL) of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets and only for the amount that exceeds the 10% threshold. These amortizations reflect the concept, as stated in Canadian GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived therefrom. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. Under Canadian GAAP, the cost of employee future benefits in any year is not unduly impacted by such short-term changes in market returns, discount rates or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

The following comments summarize the significant 2006 assumptions, changes and trends within the Corporation's principal pension and other benefit plans.

The major assumptions include:

The discount rate enables the Corporation to calculate the present value of the benefit obligation as at the measurement date (December 31, subject to the remeasurements required as at March 31, 2006 and June 30, 2006). The rate used is the current yield on high-quality fixed income investments whose term and cash flow are similar to the liabilities under the plan.

The expected long-term rate of return on plan assets is determined by assessing historical and anticipated investment returns on the various categories of plan assets.

Establishment of the expected average retirement age is based on a review of the actual experience of the pension plans.

The mortality rate allows the Corporation to estimate the duration for which benefits are expected to be paid. Mortality rates are based on actuarial tables that are updated periodically to reflect expected mortality trends in the general population.

Health care cost trend rates are established based partly on recent past trends and partly on future outlook for each of the major categories of benefits covered by the plans.

CCAA Emergence

As a result of the emergence from CCAA on March 31, 2006, the Corporation was required to undertake a comprehensive revaluation of its assets and liabilities, which included a remeasurement of all of the Corporation's pension and other benefit plan obligations under CICA Handbook Section 3461 – Employee Future Benefits. The results of the remeasurement, as reported in the first quarter 2006, included the elimination of previously recorded unamortized net actuarial losses and unamortized past service costs.

Pursuant to the pension agreement between the Corporation and the Province of Ontario, a one time contribution of $382 million was made to the four main pension plans on March 31, 2006.

At March 31, 2006, after remeasurement and the one time pension contribution, the pension plans had an unfunded liability of $417 million and the other benefit plans had an unfunded liability of $1,318 million on a GAAP basis. At March 31, 2006 liabilities equal to the unfunded positions were recognized on the Corporation's balance sheet. The March 31, 2006 remeasurement was based on a discount rate of 5.25% (December 31, 2005 – 5.00%). Other assumptions were unchanged from December 31, 2005.

Year-end Funded Position and Changes

Pensions

At December 31, 2006, the pension plans had an unfunded liability of $460 million compared to $417 million at March 31, 2006.

Significant non-routine factors contributing to this change are:

- plan amendments (increase in obligation of $48 million), which reflects the impact of retiree cost-of-living adjustments pursuant to the Hamilton Steel collective agreement concluded in June 2006, partially offset by the impact of changes to the salaried pension plans. The impact of plan amendments includes the effect of changing the early retirement assumption for salaried employees no longer eligible for unreduced retirement prior to age 60 from age 58 to age 59 and a reduction in the assumed compensation increase rate from 4% to 3% per annum pursuant to a change in the definition of covered compensation under the salaried pension plans.

- actuarial losses (increase in obligation of $134 million) which includes the effect of the change in discount rate to 5.10% at December 31, 2006 from 5.25% at March 31, 2006 ($86 million) and the impact of early retirement programs ($38 million).

- actual return on pension fund assets (decreasing unfunded status by $283 million) was higher than expected by $119 million.

Not affecting the funded status was a settlement related to the wind-up of the Welland Pipe bargaining unit pension plan which reduced obligations and plan assets by $30 million.

As a result of the deferred recognition of the cost of plan amendments and experience gains or losses, as described above, there was an accrued benefit liability of $403 million on the Consolidated Statement of Financial Position as at December 31, 2006, reflecting the deficit of $460 million reduced by $15 million of unamortized net actuarial losses and $44 million of unamortized past service costs, partially offset by a valuation allowance of $2 million.

Further details on pension benefit plans are included in Note 12 to the Consolidated Financial Statements.

Other Benefits

At December 31, 2006 the other benefit plans had an unfunded liability of $1,229 million, reduced from $1,318 million at March 31, 2006.

Significant non-routine factors contributing to this change are:

- plan amendments (reduction in obligation of $65 million) largely related to the reduction of benefits for salaried employees (and retirees),
- actuarial gains (reduction in obligation of $39 million) largely related to a change in assumed future drug claim costs related to a change in plan administrator, and
- a plan curtailment cost (increase in obligation of $6 million) reflecting work force reduction initiatives and program changes.

The discount rate adopted at December 31, 2006 was 5.20% compared to 5.25% at March 31, 2006.

As a result of the deferred recognition of the cost of plan amendments and experience gains or losses, as described above, there was an accrued benefit liability of $1,312 million on the Consolidated Statement of Financial Position as at December 31, 2006, reflecting the deficit of $1,229 million increased by $26 million of unamortized net actuarial gains and $57 million of unamortized past service gains.

Further details on other benefit plans are included in Note 12 to the Consolidated Financial Statements.

Income Taxes

Application of Canadian GAAP concerning future income taxes requires projection of tax rates expected to be in effect in years in which tax benefits will be realized. Changes to the amount and timing of tax rates in future years can impact the amount of income tax expense or recovery recognized in an accounting period. The realization of future income tax assets is dependent on the Corporation's ability to generate sufficient taxable income in future years to utilize income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustments to the value of future income tax assets that could have a significant effect on earnings. See Note 13 to the Consolidated Financial Statements.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future income tax assets were recognized in the nine months ended December 31, 2006 and were applied to reduce unamortized intangible assets.

Inventory Valuation

Valuation of inventories requires a number of estimates to be made, including inventory quality, condition and obsolescence. These determinations require management to exercise judgment. Inventories of raw materials and supplies are valued at the lower of cost and replacement cost. Finished products and work in process are valued at the lower of cost and net realizable value. Management must exercise judgment in determining the appropriateness of values used to determine replacement costs and net realizable values. Cyclical changes in selling prices and/or input costs and changes in production levels can result in material adjustments being made to the carrying value of finished product inventory.

As a result of the implementation of fresh start accounting on March 31, 2006, the inventory was revalued to fair value. This revaluation impacted the operating results for both the second and third quarters of 2006.

Environmental

Stelco discloses material environmental obligations when known and accrues the cost associated with the obligations when they are known and the costs can be reasonably estimated. Stelco owns a number of manufacturing sites that have been in existence for a significant period of time and as a result may have unknown environmental obligations.

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value, with the exception of future income taxes (see Note 13 to the Consolidated Financial Statements) and pensions and other post-employment benefits (see Note 12 to the Consolidated Financial Statements). The determination of the fair value of the assets and liabilities of the Successor was finalized in the third quarter of 2006 (see Note 4 to the Consolidated Financial Statements).

The useful lives of the Corporation's plant, equipment and intangible assets have been reviewed as part of fresh start reporting. Certain of these assets have had their useful life adjusted upon completion of this process.

Risk Factors

Demand and Pricing

The steel industry is cyclical in nature. The demand and pricing for North American steel fluctuates based on many factors including the strength of the economies in North America, particularly the automotive sector, exchange rates and the influence of steel sourced from offshore. The Corporation cannot rely on selling prices being sustainable in the long term and believes it must take steps to lower its overall costs to compete effectively.

Costs

Stelco is continuing with its efforts to lower costs in order to ensure its long-term viability including productivity initiatives and the implementation of a simplified organizational structure. Stelco has identified specific cost reduction initiatives, including managed attrition and improvement in maintenance planning which is expected to reduce repairs and maintenance costs, increase throughput and reduce electrical and mechanical delays. These cost reduction initiatives, along with strategic capital spending, are essential to achieving long-term viability. There can be no assurance that cost reduction initiatives will be sufficient to sustain long-term viability.

Liquidity Risks

Some of the provisions contained in the Corporation's financing arrangements provide for the escalation of lending rates in certain circumstances which, if triggered, could impact the liquidity of the Corporation depending upon the amount outstanding under the particular facility. These agreements also contain provisions (along with the Corporation's long-term debt agreements) which restrict the Corporation's ability to issue additional debt.

Supply and Pricing of Raw Material and Energy

The Corporation's operations require substantial amounts of raw materials and energy, including coal, iron ore, coke, scrap, natural gas, electricity and other inputs. The price and availability of such raw materials and inputs are subject to market forces where the Corporation does not have ownership interests and, in some cases, to government regulations and, accordingly, are subject to change.

The Corporation produces approximately 85% of its annual coke requirements through its own coke ovens. However, it purchases 100% of its metallurgical coal requirements (raw material for the coke ovens) at market prices. Stelco has secured 100% of its 2007 metallurgical coal requirements under purchase contracts.

Through its ownership interests in iron ore mining properties and related supply agreements Stelco has secured approximately 90% of its 2007 iron ore requirements at its cost of production.

The Corporation's financial performance is exposed to price volatility associated with the electricity commodity market. The Government of Ontario introduced competition to the electricity market on May 1, 2002, giving rise to uncertainty of prices since commodity prices are now determined based on hourly supply and demand requirements. Large industrial end-users such as Stelco have been provided with some relief through a rebate program called the "Rebate on OPG Non-Prescribed Assets". On February 9, 2006, the provincial government announced that they have extended the rebate program to April 30, 2009. Stelco plans to install a small co-generation facility at Hamilton Steel. Other co-generation facilities that may minimize Stelco's long-term exposure to energy price fluctuations are also under review.

Wabush Mines experienced production problems in 2006, particularly earlier in the year, which negatively impacted Stelco's cost of iron ore in 2006. Plans for Wabush were implemented to improve production and lower costs.

Steel Industry Consolidation

Stelco could face risks related to cost competitiveness and access to large customers as a result of the steel industry consolidation.

Unplanned Repairs or Equipment Outages

There can be no assurance that unplanned downtime at any of Stelco's facilities will not have a material adverse effect on Stelco. In addition, the failure of planned outages to be completed as scheduled could have a material adverse effect on Stelco. Stelco maintains first party property and boiler and machinery breakdown insurance, both of which include business interruption coverage, to address some of these exposures to the extent of the limits of coverage and the terms of the individual insurance contracts.

Concentration of Credit Risk

There is a significant exposure of credit risk to the automotive industry as revenues are sourced from either direct or indirect sales to this segment. Although the Corporation and its Predecessor have not had significant bad debt expenses in prior periods, deteriorating economic conditions could result in financial difficulties in the customer base that could lead to bad debts.

Environmental Compliance

The Corporation is subject to substantial and evolving environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control, and the generation, handling, storage, transportation and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial or municipal jurisdictions.

In meeting its overall environmental goals and government-imposed standards in 2006, the Corporation incurred operating costs of $62 million ($71 million in 2005) and spent $10 million on capital improvements ($3 million in 2005). Stelco Hamilton has a benzene emissions reduction program underway, with spending of approximately $0.6 million in 2006 ($4 million in 2005) and estimated additional costs of $4 million over the next two years.

Stelco regularly reviews and audits the operating practices of each business to monitor compliance with the Corporation's health and safety and environmental policies and legal requirements. The Corporation believes that future costs relating to environmental compliance can be dealt with in a manner such that they will not have a material adverse effect on the Corporation's financial position. There is always the possibility, however, that unforeseen changes, such as in the laws enforcement policies of relevant government bodies, or the discovery of changed conditions on the Corporation's real property or its operations, could result in an increase in the costs of environmental compliance that could result in a material adverse effect on the Corporation's financial position.

Trade Regulations

A number of foreign steel producers have in the past exported large quantities of steel to North America, impairing the Corporation's ability to sell products and, accordingly, profitability. This steel has often been sold at levels that are below cost or below home market price, a practice known as "dumping". Existing trade laws and regulations in Canada may be inadequate to prevent such trade practices. Some foreign steel producers are owned, controlled or subsidized by foreign governments. Decisions by these foreign producers to continue production at marginal facilities may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions and may further contribute to excess global capacity. The North American market continues to support a significant level of imports, a condition which may lead to lower selling prices.

Moreover, trade regulation in other countries, particularly in the United States, could materially adversely affect the Corporation through the imposition of dumping duties which would reduce or effectively eliminate access to certain steel markets.

Employees

In June 2006, the Salaried Transition Assistance Program (STAP) was made available to active salaried employees who were defined benefit pension plan members. The STAP provided incentives for early retirement to eligible employees. Similarly, the Transition Assistance Program (TAP), which provided incentives for early retirement to eligible employees, was made available to Hamilton Steel bargaining unit employees as part of the new collective agreement negotiated in June 2006. In the third quarter of 2006, the TAP was also offered to Lake Erie Steel bargaining unit employees.

Stelco continues to evaluate its manpower requirements consistent with its succession plans and attrition rates. Retention of the skills and knowledge of Stelco's employees, and the ability to attract and retain new employees where replacement is considered necessary, are essential to Stelco's continued operations.

Pension Plans

Stelco and the Province of Ontario entered into a pension agreement that prescribes the funding arrangements with respect to Stelco's four main pension plans. The objective of the agreement is that the plans be fully funded on a solvency basis by December 31, 2015.

The aggregate solvency deficiency under Stelco's four main pension plans as at December 31, 2006 was $1.0 billion (December 31, 2005 – $1.5 billion). The main factors contributing to the decrease in the estimated solvency deficiency over the one-year period are the one-time initial contribution of $0.4 billion made by the Company upon emergence from CCAA pursuant to the agreement with the Province of Ontario and favourable investment experience in relation to plan assets in 2006. Despite the level of contributions required under the pension agreement, the solvency deficiency could grow as a result of future actuarial losses due to changes in the level of discount rates, unfavourable pension fund investment returns, mortality experience and other factors. However, contributions required pursuant to the Pension Agreement up to December 31, 2015 do not change as a result of such actuarial losses.

Technology

The Corporation is subject to competition from new technological developments used by other steel producers. Limited liquidity and cash conservation measures over the last several years have caused the Corporation to reduce spending for capital and non-essential maintenance. However, over the last five years the Corporation has made capital expenditures on several projects to maintain and enhance its technological ability including the following:

- Stelco Lake Erie hot strip mill upgrades;
- Stelco Hamilton "E" blast furnace improvements, steelmaking improved vessel life, bar mill surface inspection system, roll shop grinder refurbishment, batch anneal control system, Z-Line surface inspection system; and
- ERP systems implementation for Stelco's maintenance, procurement, human resources, and finance functions.

Expenditures in 2007 are expected to include the completion of the final elements of the Lake Erie Steel hot strip mill upgrade, caster upgrades, enhanced hot strip surface inspection and galvanizing coating weight control.

Stelco's current strategic plan requires continual improvement in both its product and process technologies in order to maintain its competitive position in the high value-added automotive market. In particular, failure to meet the automotive industry's ever more demanding requirements for product quality and service, and failure to provide the new grades of advanced high-strength steels, will seriously jeopardize Stelco's long-term participation in this market. Similarly, for Stelco to attain a competitive cost structure will require the ongoing selective implementation of new process technologies throughout its integrated steelmaking processes. There is no assurance that Stelco will be able to improve its product and process technologies in accordance with its strategic plan or that the improvements, once implemented, will meet the automotive market's quality and service requirements.

Currency Fluctuations

Stelco is a net purchaser of U.S. dollars. Accordingly, any strengthening of the Canadian dollar results in a benefit to Stelco for its net purchases of U.S. funds. However, more than offsetting the above is the negative effect on Stelco's domestic sales revenue as many of Stelco's domestic customers export their products into the U.S. Thus, a stronger Canadian dollar can cause those customers to be less competitive in the U.S. and the customers may resist price increases or request steel price reductions from Stelco. Also, U.S. exports of steel into Canada have historically forced domestic steel prices in Canadian dollars downward. In addition, the North American benchmark for spot market prices for certain products, such as hot rolled, are established and determined in U.S. dollars.

Labour Matters

Risks relating to possible labour difficulties and resultant loss of production and revenue have been mitigated by the agreement reached in June 2006 with USW Local 1005 to renew the Hamilton Steel collective agreement for a period expiring on July 31, 2010 and by the agreement effective January 2006 with USW Local 8782 which will expire July 31, 2009.

Selected Annual Information

(in millions except as indicated *)
(Under Creditor Protection from January 29, 2004 to March 31, 2006 – see Note 1 to the Consolidated Financial Statements)

	Nine months ended December 31, 2006	Three months ended March 31, 2006	2005	2004**
	(Successor)	(Predecessor)		
Net sales	$ 1,830	674	2,553	2,558
Net earnings (loss) from continuing operations	$ (201)	(79)	(9)	34
Net earnings (loss)	$ (201)	(122)	(73)	64
Earnings (loss) from continuing operations per common share +				
Basic	*$ (7.42)	(0.77)	(0.09)	0.33
Fully diluted	*$ (7.42)	(0.77)	(0.09)	0.33
Net earnings (loss) per common share +				
Basic	*$ (7.42)	(1.19)	(0.71)	0.63
Fully diluted	*$ (7.42)	(1.19)	(0.71)	0.57
Total assets	$ 2,738	2,351	2,319	2,200
Net short-term debt (bank indebtedness net of cash, cash equivalents, and restricted cash)	$ 383	146	149	153
Long-term debt and debt subject to compromise[a]	$ 355	444	467	484
Net debt[a]	$ 738	590	616	637

** Restated - to conform with amendments to financial instruments (disclosure and presentation) and presentation of discontinued operations and assets held for sale. In addition, total asset and debt-related information reflects only continuing operations.

\+ Earnings (loss) per common share for the year is calculated using the weighted average number of common shares for the year (see Note 16 to the Consolidated Financial Statements).

[a] The $90 million convertible debenture is included in debt subject to compromise for 2004 as filing for CCAA protection was an event of default. A non-cash restructuring expense of $15 million was recorded in January 2004 to reflect these debentures at the anticipated claim amount of $90 million. These debentures were previously accreted up to face value over its term to maturity.

Outlook

Fourth quarter results were adversely impacted by the curtailment of operations due to the reline and upgrade of the blast furnace at the Hamilton plant, the phase two expansion of the Lake Erie hot strip mill and efforts to better match supply and demand. The reline and upgrade of the blast furnace at the Hamilton plant will increase throughput and is expected to extend the interval for the next furnace reline to 2018. The phase II expansion of the Lake Erie hot strip mill is expected to increase throughput by 20%. Looking ahead, the Corporation does not anticipate any further significant mill outages in 2007.

Fourth quarter results were also adversely impacted by reduced shipments due to reduced consumption by the automotive sector combined with high steel inventory levels at steel service centres. Shipments are expected to be significantly stronger in the first quarter of 2007 as demand from the automotive and steel service sectors have strengthened from the fourth quarter of 2006.

With respect to pricing, the fourth quarter was negatively impacted by a reduction in spot prices largely due to the high steel levels at the steel service centre customers. The levels of inventory at the steel service centres are declining, suggesting that future spot pricing increases are possible. Annual contracts have largely been completed successfully for 2007 at pricing levels similar to 2006.

As no significant mill outages are anticipated in 2007, production costs should improve substantially compared to fourth quarter of 2006. The Corporation may sustain some input cost increases in 2007 in the area of raw material and energy as well as a carry over of high cost finished good and work-in-process inventory from 2006. However, the lower cost raw material inventory at year end will carry over into 2007 cost of sales. In addition, through its ownership interests in iron ore mining properties and related supply agreements, Stelco has secured approximately 90% of its 2007 requirements at its costs of production. As well, the reduction in Stelco's labour force and other productivity improvements initiated in 2006 are expected to also reduce costs moving forward.

As the Corporation has now completed the major components of its operational restructuring, it believes that this will lead to increased volumes, revenue growth, lower costs and improved productivity in order to ensure long term viability and productivity.

Forward-Looking Statements

This MD&A and the accompanying message to shareholders contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this MD&A or as of the date on which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including increases in steel imports into Canada; employee matters, including staffing levels, the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar and their impact on the Corporation's US dollar denominated long-term debt, steel pricing and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this MD&A.

Additional Financial Information

Additional information concerning Stelco will be available upon filing of the Corporation's 2006 Annual Information Form, which will be accessible on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and at Stelco's Web site www.stelco.ca.

Rodney B. Mott
President and Chief Executive Officer

J. Kenneth Rutherford
Chief Financial Officer

HAMILTON, ONTARIO
March 7, 2007

Management's Statement of Responsibility

Management of Stelco is responsible for the preparation of the accompanying consolidated financial statements and related information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen methods which management believes to be appropriate in the circumstances. Where estimates or judgments have been required, management has determined such amounts on a reasonable basis in conformity with Canadian generally accepted accounting principles.

In meeting its reporting responsibility, management has established and followed policies and procedures and systems of internal control designed to (i) provide reasonable assurance that assets were safeguarded from loss or unauthorized use and (ii) produce reliable financial information. Management, with participation of the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as defined in the Canadian Securities Administrators National Instrument 52-109 as at December 31, 2006 and has concluded that such disclosure controls and procedures are effective. These internal control systems were periodically tested and evaluated by the internal auditors and management took any action necessary to respond appropriately to their recommendations. Management recognizes the limits inherent in all systems of internal control but believes that Stelco has established effective and responsive systems of internal control through the careful selection of employees, the division of responsibilities, and the application of formal policies and procedures.

The Board of Directors oversees management's preparation of the consolidated financial statements and ultimately approves the consolidated financial statements and related disclosure based on a recommendation from the Audit Committee of the Board of Directors. As a basis for recommending approval of the consolidated financial statements to the Board of Directors, the Audit Committee, among other things, reviews with management the Corporation's internal controls over financial reporting and the accounting policies and procedures employed by the Corporation for financial reporting purposes and, as well, meets independently with internal and external auditors to consider the results of their audits.

Stelco's management believes that the systems of internal control, review procedures, and established policies provide reasonable assurance that the financial information is relevant, reliable and accurate.

The Audit Committee recommended the appointment of the Corporation's external auditors, KPMG LLP, to examine the consolidated financial statements of the Corporation in accordance with auditing standards generally accepted in Canada. The external auditors' report as to the fairness of presentation of these consolidated financial statements and their conformity with Canadian generally accepted accounting principles is included in this Annual Report.

Rodney B. Mott
President and Chief Executive Officer

J. Kenneth Rutherford
Chief Financial Officer

HAMILTON, ONTARIO
March 7, 2007

Auditors' Report

To the shareholders of Stelco Inc.

We have audited the consolidated statements of financial position of Stelco Inc. as at December 31, 2006, March 31, 2006 and December 31, 2005 and the consolidated statements of earnings (loss), retained deficit, and cash flows for the nine months ended December 31, 2006, three months ended March 31, 2006 and the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006, March 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for the nine months ended December 31, 2006, three months ended March 31, 2006 and the year ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Hamilton, Canada
March 7, 2007

Consolidated Statements of Earnings (Loss)

(in millions, except per share amounts)	Nine Months Ended December 31, 2006 [1]	Three Months Ended March 31, 2006 [1]	Twelve Months Ended December 31, 2005
	(Successor)	(Predecessor)	(Predecessor)
Net Sales	$ 1,830	$ 674	$ 2,553
Costs	1,829	695	2,370
	1	(21)	183
Amortization of property, plant and equipment	83	27	108
Amortization of intangible assets	2	1	3
Operating earnings (loss) before the following:	(84)	(49)	72
Employee future benefits – workforce reduction costs (Note 12)	50	–	–
Foreign exchange gain on long-term debt (Note 11)	(1)	–	–
Gain on sale of plate mill assets (Note 7)	–	–	(20)
Reorganization items (Note 18)	–	21	76
Financial expense			
Interest on long-term debt subject to compromise	–	10	40
Interest on long-term debt	28	–	2
Other interest – net	26	5	13
Loss before income tax from continuing operations	(187)	(85)	(39)
Income tax expense (recovery) (Note 13)			
Current	7	7	19
Future	7	(13)	(49)
Net loss from continuing operations	(201)	(79)	(9)
Net loss from discontinued operations (Note 1)	–	(43)	(64)
Net loss	$ (201)	$ (122)	$ (73)
Loss per common share (Note 16)			
Basic			
Continuing operations	$ (7.42)	$ (0.77)	$ (0.09)
Net loss	$ (7.42)	$ (1.19)	$ (0.71)
Fully diluted			
Continuing operations	$ (7.42)	$ (0.77)	$ (0.09)
Net loss	$ (7.42)	$ (1.19)	$ (0.71)
Weighted average common shares outstanding – millions	27.1	102.2	102.2

(1) The nine-month period ended December 31, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Retained Deficit

(in millions)	Nine Months Ended December 31, 2006 [1]	Three Months Ended March 31, 2006 [1]	Twelve Months Ended December 31, 2005
	(Successor)	(Predecessor)	(Predecessor)
Balance at beginning of period	$ –	$ (461)	$ (388)
Net loss	(201)	(122)	(73)
Balance at end of period	$ (201)	$ (583)	$ (461)
Fresh start adjustment (Note 4)		583	
Balance at end of period – post fresh start		$ –	

(1) The nine-month period ended December 31, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Financial Position

(in millions)	At December 31 2006	At March 31 2006	At December 31 2005 [1]
	(Successor)	(Successor) (Notes 1 and 4)	(Predecessor)
Assets			
Current assets			
Cash and cash equivalents	$ –	$ 2	$ 25
Restricted cash (Note 5)	–	34	17
Accounts receivable	214	418	294
Inventories (Note 6)	693	740	783
Prepaid expenses	28	24	29
Future income taxes (Note 13)	27	7	22
Assets held for sale (Note 7)	–	–	351
	962	1,225	1,521
Other assets			
Property, plant and equipment (Note 8)	1,743	1,757	932
Intangible assets (Note 9)	1	18	72
Future income taxes (Note 13)	–	–	12
Deferred pension cost (Note 12)	–	–	112
Other	32	36	21
	1,776	1,811	1,149
Total Assets	$ 2,738	$ 3,036	$ 2,670
Liabilities and Shareholders' Equity			
Current liabilities			
Bank and other short-term indebtedness (Note 10)	$ –	$ –	$ 191
Revolving term loans (Note 10)	–	35	–
Accounts payable and accrued	220	245	232
Employee future benefits (Note 12)	58	60	60
Pension liability (Note 12)	65	67	–
Income and other taxes	1	17	8
Long-term debt due within one year (Note 11)	13	21	23
Liabilities held for sale (Note 7)	–	–	206
	357	445	720
Other liabilities			
Employee future benefits (Note 12)	1,254	1,258	834
Pension liability (Note 12)	338	350	–
Long-term debt (Note 11)	342	346	20
Revolving term loans (Note 10)	383	392	–
Future income taxes (Note 13)	88	76	92
Asset retirement obligation (Note 14)	24	22	15
	2,429	2,444	961
Liabilities subject to compromise (Note 4)	–	–	630
Total Liabilities	2,786	2,889	2,311
Shareholders' Equity			
Convertible debenture conversion option (Note 4)	–	–	23
Capital stock (Note 15)	149	144	781
Contributed surplus	1	–	16
Warrants (Note 15)	3	3	–
Retained deficit	(201)	–	(461)
Total Shareholders' Equity (Deficit)	(48)	147	359
Total Liabilities and Shareholders' Equity	$ 2,738	$ 3,036	$ 2,670

(1) Due to the application of fresh start reporting (Note 4), the Consolidated Statement of Financial Position of the Predecessor and Successor are not comparable.

Commitments and contingencies (Note 20).

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in millions)	Nine months December 31, 2006 [1]	Nine months At March 31, 2006	Three months ended March 31, 2006 [1]	Twelve months ended December 31, 2005
	(Successor)	(Notes 2 and 4) (Plan Implementation)	(Predecessor)	(Predecessor)
Cash provided by (used for)				
Operating activities				
Net loss from continuing operations	$ (201)	$ –	$ (79)	$ (9)
Adjustments for items not affecting cash				
Reorganization items (Note 18)	(12)	–	(1)	7
Amortization of property, plant, and equipment	83	–	27	108
Amortization of intangible assets	2	–	1	3
Future income taxes (Note 13)	7	–	(13)	(49)
Employee pension and other future benefits	(34)	(382)	28	83
Foreign exchange gain on floating rate notes (Note 11)	(1)	–	–	–
Employee future benefits – workforce reduction costs	21	–	–	–
Fresh start inventory revaluation (Note 4)	60	–	–	–
Gain on sale of plate mill assets (Note 7)	–	–	–	(20)
Accretion of asset retirement obligation (Note 14)	2	–	–	2
Accretion of Province note fair value adjustment (Note 11)	4	–	–	–
Amortization of deferred debt issue expense	3	–	–	–
Stock option expense (Note 17)	1	–	–	–
Other	(1)	–	(4)	1
	(66)	(382)	(41)	126
Changes in operating elements of working capital				
Accounts receivable	194	–	(127)	78
Inventories	(13)	–	102	(134)
Prepaid expenses	(4)	–	5	6
Accounts payable and accrued	(10)	–	9	41
Income and other taxes	(16)	–	9	(1)
	151	–	(2)	(10)
Discontinued operations	–	–	–	51
	85	**–**	**(43)**	**167**
Investing activities				
Proceeds from sale of non-core assets (Note 7)	31		107	32
Expenditures for capital assets	(101)		(49)	(154)
Discontinued operations	–		–	(15)
	(70)		**58**	**(137)**
Financing activities				
Increase (decrease) in bank indebtedness	–	(182)	(9)	5
Increase (decrease) in revolving term loans (Note 10)	(44)	427	–	–
Financing issue expenses	–	(13)	–	–
Reduction of long-term debt (Note 11)	(12)	–	(12)	(17)
Proceeds from issue of long-term debt	–	150	–	–
Proceeds from issue of common shares (Note 15)	5	108	–	–
Reduction of liabilities subject to compromise	–	(108)	–	–
Discontinued operations	–	–	–	(10)
	(51)	**382**	**(21)**	**(22)**
Cash, cash equivalents and restricted cash				
Net increase (decrease)	(36)	–	(6)	8
Balance at beginning of period	36	36	42	43
Balance at end of period	$ –	$ 36	$ 36	$ 51
Consists of:				
Cash and cash equivalents	$ –	$ 2	$ 2	$ 25
Restricted cash (Note 5)	–	34	34	17
Cash and cash equivalents held for sale	–	–	–	9
	$ –	$ 36	$ 36	$ 51

(1) The nine-month period ended December 31, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

Supplemental disclosure of cash flow information (see Note 21)

See accompanying Notes to the Consolidated Financial Statements.

Note 1. Business Description and CCAA History

Business Description

Stelco Inc. ("Stelco" or the "Corporation") is one of Canada's largest steel producers. The Corporation operates two integrated steel plants in Ontario, Canada which produce a variety of steel products for customers in the automotive, steel service center, appliance, energy, construction and pipe and tube industries within North America. In addition, Stelco has ownership interests in three iron ore properties. Through these ownership interests and related supply agreements, Stelco has secured approximately 90% of its requirements for iron ore. Stelco operates its businesses through partnerships, subsidiaries and joint ventures. Where applicable, "Stelco" and the "Corporation" refer to Stelco Inc. and its partnerships, subsidiaries and joint ventures collectively.

CCAA History

On January 29, 2004, Stelco and certain related entities filed for protection under the *Companies' Creditors Arrangement Act* ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice granting it creditor protection. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Proceedings"). The Canadian proceedings included Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and Stelwire Ltd. ("Stelwire"), which were collectively referred to as the "Applicants". The U.S. Proceedings included Stelco, Stelpipe, and Stelwire. The Corporation's other subsidiaries and joint ventures were not included in the proceedings. For the periods prior to emergence from CCAA, collectively, the Applicants and the Corporation's other subsidiaries and joint ventures are referred to as the "Predecessor" in the consolidated financial statements and notes.

At the end of the day on March 31, 2006, the Predecessor implemented its Third Amended and Restated Plan of Arrangement and Reorganization (the "CCAA Plan"), as approved by the Court on January 20, 2006, and emerged from CCAA protection. For the purpose of these Consolidated Financial Statements the Corporation is referred to as the "Successor" in respect of the period after implementation of the CCAA Plan. Also, on March 31, 2006, a plan of arrangement under the Canada Business Corporation Act ("the CBCA") that involved the Corporation (the "CBCA Plan") was implemented. In accordance with the CBCA Plan, the Predecessor's business was reorganized with specific assets and liabilities being transferred into separate limited partnerships ("LP's"). Upon implementation of this reorganization, Stelco became the parent company and limited partner of these limited partnerships. Further information on the CCAA Plan and CBCA Plan is outlined below.

Discontinued Operations

As part of the CCAA, Stelco divested all of its manufactured products and mini-mill businesses. The impact on earnings for the three months ended March 31, 2006 was a net loss of $43 million (net of income tax of $2 million), and for the year ended December 31, 2005, net loss of $64 million (net of income tax recoveries of $5 million).

Treatment of Stakeholders Compromised Under the CCAA Plan

Holders of Affected Claims

Under the CCAA Plan, the claims of the unsecured creditors (the "Affected Creditors") were not satisfied in full by the consideration distributed under the CCAA Plan. At March 31, 2006, the final accepted Affected Creditor claims of $547 million were settled in exchange for the following:

- New Secured Floating Rate Notes ("FRNs") in the US dollar equivalent of $275 million Canadian ($235 million US);
- 6,364,000 newly issued common shares (the "New Common Shares") of Stelco valued at $5.50 per share (1,100,000 prorated among all Affected Creditors and 5,264,000 prorated based on amounts elected through the share election process);
- Cash of $108,548,000; and
- Warrants exercisable for an aggregate of 1,418,500 New Common Shares (the "New Warrants") with an exercise price of $11.00 per New Common Share and a seven-year term.

Holders of Series A and B Voting Common Shares

The Series A and B voting common shares previously outstanding were exchanged into new redeemable shares at a ratio of 0.000001 for each such share. Such shares were then redeemed and cancelled on March 31, 2006 for nil consideration.

Agreements

Plan Sponsor Agreement

The New Common Shares of the restructured Stelco were divided among three groups under the CCAA Plan: the Affected Creditors (as referred to above), the Province of Ontario (the "Province") and Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors"). The Province obtained its equity interest as part of the financing provided to Stelco (Note 11) wherein it received warrants to purchase 851,100 New Common Shares. The Equity Sponsors acquired their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, the Equity Sponsors agreed to purchase 19,736,000 New Common Shares of Stelco at a price of $5.50 per share for proceeds of $108,548,000. These funds were used for the cash distribution to Affected Creditors under the Plan as referred to above.

Pension Plan Funding Agreement

Stelco and the Province along with the Superintendent of Financial Services of Ontario and certain of the newly formed LPs entered into a pension funding agreement (the "Pension Agreement") on March 31, 2006 that outlines the funding arrangements with respect to Stelco's four main pension plans. The purpose of the Pension Agreement is to transition the four main plans from the Section 5.1 election of Regulation 909 of the Pension Benefits Act (Ontario) (the "PBA"), which had exempted the four main plans from funding of the solvency deficiencies under the plans in exchange for higher pension benefit guarantee fund payments, to the general regulatory requirements of the PBA by no later than January 1, 2016. See Notes 11, 12, and 15 for further details.

CCAA Plan Financing

New financing was raised under the CCAA Plan from the following sources:

• New ABL Facility (asset based loan) (Note 10)	up to $600 million
• New Secured Revolving Term Loan (Note 10)	$375 million
• New Province Note (Note 11)	$150 million
• Federal Government (cancelled in June 2006)	$30 million

Note 2. Basis Of Presentation

The consolidated financial statements of the Successor and Predecessor companies are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP. As a result of a substantial realignment of equity and non-equity interests in the Corporation (Note 4), "fresh start" reporting was adopted on March 31, 2006. In accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1625 – "Comprehensive Revaluation of Assets and Liabilities", the Corporation undertook a comprehensive revaluation of its assets and liabilities. As required by CICA Handbook Section 1625, the enterprise value has been allocated based upon management's best estimate of the relative fair values of the identifiable assets and liabilities of the Corporation in accordance with the guidance in CICA Handbook Section 1581 – "Business Combinations". The Corporation finalized its allocation in the third quarter of 2006 resulting in the transfer of amounts between property, plant and equipment, inventories and intangible assets and future income taxes effective as of March 31, 2006 (see Note 4).

The Consolidated Statements of Financial Position as at December 31, 2006 and March 31, 2006 reflect the accounts of the Successor. The Consolidated Statement of Financial Position as at December 31, 2005 reflects the accounts of the Predecessor. While not comparable, the Corporation has presented both the Consolidated Statement of Earnings (Loss) and the corresponding Consolidated Statement of Cash Flows to reflect the activities of the Successor for the nine months ended December 31, 2006 and the Predecessor for the three months ended March 31, 2006 and the twelve months ended December 31, 2005.

While the Predecessor was under creditor protection (January 29, 2004 – March 31, 2006), the Predecessor applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7), where it did not conflict with Canadian generally accepted accounting principles ("Canadian GAAP"), in the preparation of its consolidated financial statements. As a result, the Predecessor made adjustments to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Allowed claims arising under the CCAA proceedings were recorded as liabilities subject to compromise and presented separately on the Consolidated Statement of Financial Position. While in CCAA payments were not made on liabilities subject to compromise, including long-term debt. Interest on debt obligations continued to be recognized under Canadian GAAP consistent with Canadian legal requirements. Interest was not a Reorganization item. While the Corporation and certain of its subsidiaries were in CCAA the Predecessor's consolidated financial statements continued to be prepared using the going concern concept, which assumed that the Corporation would be able to realize its assets and discharge its liabilities in the normal course of business.

The Consolidated Financial Statements are prepared using the going concern concept which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not reflect any adjustments that would be necessary if the going concern assumption was not appropriate. The Corporation is dependent upon a strong North American steel market and improving financial results. The outcome of these matters is not determinable at this time.

Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates are reasonable, however, actual results could differ from these estimates.

Note 3. Summary of significant accounting policies

The significant policies are summarized below:

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were subject to a comprehensive revaluation (see Note 2 – Basis of Presentation) and reported at their estimated fair value (Note 4), with the exception of future income taxes, which have been reported in accordance with CICA Handbook Section 3465 – Income Taxes (Note 13) and pension and other post-employment benefits, which have been reported in accordance with CICA Handbook Section 3461 – Employee Future Benefits (Note 12).

The useful lives of the Corporation's plant, equipment and intangible assets was reviewed as part of fresh start reporting. Certain of these assets had their useful life adjusted upon completion of this process.

Principles of Consolidation

The consolidated financial statements include the accounts of Stelco Inc., its wholly owned subsidiaries and partnerships, and its proportionate share of the accounts of its joint ventures (principally mining ventures).

Foreign Currencies

Monetary assets and liabilities originating in foreign currencies are translated at period-end exchange rates. All other assets and liabilities originating in foreign currencies are translated at the March 31, 2006 exchange rate or at historic rates prevailing when the assets were acquired or the liabilities incurred for transactions after March 31, 2006. Income and expense items, other than those related to assets and liabilities translated at historic rates, are generally translated at the rate in effect at the time the transaction occurs.

Gains or losses resulting from foreign currency translations are reflected in the Consolidated Statement of Earnings (Loss).

Revenue Recognition

Net sales revenue is recognized when the risks of ownership have been transferred to the customer and reasonable assurance exists regarding the measurement of the sales consideration, provided that ultimate collection is reasonably assured. Generally, the risks of ownership are transferred when title passes at the time of shipment and sales consideration is recognized to the extent it is fixed or determinable.

Inventories

Inventories at March 31, 2006 are valued at the estimated fair values pursuant to the reorganization implemented by the Corporation on that date. At December 31, 2006 inventories of raw materials and supplies are valued at the lower of cost and replacement cost; finished products and work in process inventories are valued at the lower of cost and net realizable value.

Property, Plant, and Equipment

Property, plant and equipment, including construction in progress, at March 31, 2006 are valued at the estimated fair value pursuant to the financial reorganization implemented by the Corporation on that date. Property, plant, and equipment purchased after March 31, 2006 is carried at cost less accumulated amortization, and includes construction in progress. Amortization is provided using the straight-line method applied to the cost of the assets at rates based on their estimated useful life and beginning from the point when production commences except for the cost of blast furnace relines (see below) and at the Corporation's mining properties where amortization is calculated on a unit-of-production basis. The following annual amortization rates are in effect:

• Buildings	10 to 25 years
• Equipment	5 to 20 years
• Automotive and mobile equipment	5 to 10 years

Blast Furnace Relines

The Corporation's blast furnaces periodically require extensive relining. Costs incurred in the reline of a blast furnace that extend the useful life of the furnace are capitalized and amortized over their estimated useful life on a unit-of-production basis. Other repair and maintenance costs that may be incurred during the reline are expensed.

Intangible Assets

Intangible assets of the Corporation relate to computer systems and applications. Intangible assets purchased prior to April 1, 2006 are recorded at the estimated fair value on March 31, 2006 pursuant to the reorganization implemented by the Corporation on that date. Intangible assets purchased after March 31, 2006 are recorded at cost. Amortization is recorded on a straight-line basis over an estimated remaining useful life of eight years beginning from March 31, 2006 or the purchase date, if after March 31, 2006.

Impairment of Long-Lived Assets

An impairment loss would be recognized when the carrying value of a long-lived asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value.

Employee Future Benefits

The Corporation maintains a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees.

The cost of pension and other post-employment benefits (including medical benefits, dental care, life insurance and certain compensated absences) is charged to income annually. The pension cost is computed on an actuarial basis using the projected benefit method by using management's best estimate of the long-term rate of return on plan assets, discount rates, salary escalation, retirement age, mortality and other factors. Pension plan assets are valued at market value and are used to calculate the expected rate of return on plan assets. For periods prior to March 31, 2006 the market related asset value was used to calculate the expected return on plan assets.

The assumptions for other post-employment benefit plans are similar to pension plans, with the additional factor of health care trend rates, which involves estimates of the usage, frequency and cost of services covered.

The assumptions, referred to above, relate to factors that are of a long-term nature and, consequently, are subject to a degree of uncertainty. Management consults certain outside advisors, including actuaries, in determining these factors in order to ensure that the assumptions chosen are reasonable. Actual trends and values may differ from those assumed resulting in changes in the cost of pension and other post-employment benefits in future periods. The assumptions are reviewed and updated annually or more frequently where material changes are made to the plans.

Past service costs (such as increased benefits provided under labour contract settlements) are amortized over the estimated average remaining service life ("EARSL") of the employees at the date of the amendment.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the EARSL of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets and only for the amount that exceeds the 10% threshold. These amortizations reflect the concept, as stated in Canadian GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived therefrom. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. Under Canadian GAAP the cost of employee future benefits in any year is not unduly impacted by such short-term changes in market returns, discount rates or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

Salaried employees hired after July 31, 1997 participate in the Corporation's "Opportunity" or similar programs, which include a flexible credit plan for benefits and a self-directed group RRSP. These employees do not participate in the defined benefit plans. These programs are accounted for as defined contribution plans. Costs of defined contribution plans are expensed as incurred.

Income Taxes

The Corporation follows the asset and liability method of accounting for future income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities) and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and the differences between the opening and ending balances of the future income tax assets and liabilities. The effect of increases and decreases to future income tax assets and liabilities arising from changes in tax rates is recognized in income in the period the changes occur.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future income tax assets were recognized in the nine months ended December 31, 2006 and were applied to reduce unamortized intangible assets in accordance with CICA Handbook Section 3465 – Income Taxes.

Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4. Fresh Start Reporting

As outlined in Note 2, Stelco adopted fresh start reporting on March 31, 2006. As a result, all assets and liabilities of the Successor were reported at estimated fair values, except for future income taxes, which were reported in accordance with the requirements of CICA Handbook Section 3465, and pension and other post-employment benefits, which were reported in accordance with CICA Handbook Section 3461.

The fair values of the assets and liabilities of the Successor were based on management's best estimates as of March 31, 2006. The Successor finalized its valuation of assets and liabilities, primarily property, plant and equipment, inventories, intangibles and future income taxes, in the third quarter 2006 and reflected adjustments in the Consolidated Statement of Financial Position as at March 31, 2006. The adjustments to the Predecessor balances related to predecessor shareholders, affected creditors and equity sponsors and pensions and financing were finalized upon emergence from CCAA.

Note 4. Fresh Start Reporting

Stelco Inc.
Consolidated Statement of Financial Position

(in millions)	At March 31, 2006	Third Amended and Restated Plan of Arrangement and Reorganization			Fresh Start Adjustments	At March 31, 2006
		Predecessor Shareholders	Affected Creditors and Equity Sponsors	Pensions and Financing		
	(Predecessor)					(Successor)
Assets						
Current assets						
Cash and cash equivalents	$ 2	$ –	$ 108 [2] (108) [1]	$ (382) [6] 150 [4] 232 [5]	$ –	$ 2
Restricted cash (Note 5)	34	–	–	–	–	34
Accounts receivable	413	–	–	–	5 [7]	418
Inventories	680	–	–	–	60 [7]	740
Prepaid expenses	24	–	–	–	–	24
Future income taxes (Note 13)	5	–	–	–	2 [8]	7
	1,158	–	–	–	67	1,225
Other assets						
Property, plant and equipment	962	–	–	–	795 [7]	1,757
Intangible assets	73	–	–	–	(55) [7]	18
Deferred pension cost	99	–	–	–	(99) [7]	–
Future income taxes (Note 13)	38	–	–	–	(38) [8]	–
Other	21	–	–	13 [3]	2 [7]	36
	1,193	–	–	13	605	1,811
Total Assets	**2,351**	**–**	**–**	**13**	**672**	**3,036**
Liabilities and Shareholders' Equity						
Current liabilities						
Bank and other short-term indebtedness	182	–	–	(182) [5]	–	–
Revolving term loans (Note 10)	–	–	–	35 [3,5]	–	35
Accounts payable and accrued	241	–	–	–	4 [7]	245
Employee future benefits	60	–	–	–	–	60
Pension liability	–	–	–	–	67 [7]	67
Income and other taxes	17	–	–	–	–	17
Long-term debt due within one year – existing (Note 11)	18	–	–	–	3 [7]	21
Future income taxes (Note 13)	–	–	–	–	–	–
Liabilities subject to compromise	640	–	(640) [1]	–	–	–
	1,158	–	(640)	(147)	74	445
Other liabilities						
Employee future benefits	847	–	–	–	411 [7]	1,258
Pension liability	–	–	–	(382) [6]	732 [7]	350
Long-term debt – existing (Note 11)	14	–	–	–	–	14
Long-term debt – New Secured Floating Rate Notes (Note 11)	–	–	275 [1]	–	–	275
Long-term debt – New Province Note – (Note 11)	–	–	–	149 [4]	(92) [7]	57
Revolving term loans (Note 10)	–	–	–	392 [3,5]	–	392
Future income taxes (Note 13)	79	–	–	–	(3) [8]	76
Asset retirement obligation (Note 14)	16	–	–	–	6 [7]	22
	956	–	275	159	1,054	2,444
Total Liabilities	**2,114**	**–**	**(365)**	**12**	**1,128**	**2,889**
Shareholders' Equity						
Convertible debentures conversion option	23	–	(23) [1]	–	–	–
Capital stock (Note 15)	781	(781) [1]	36 [1] 108 [2]	–	–	144
New Warrants (Note 15)	–	–	2 [1]	–	–	2
Province Warrants (Note 15)	–	–	–	1 [4]	–	1
Contributed surplus	16	(16) [1]	–	–	–	–
Retained deficit	(583)	797 [1]	242 [1]	–	(456) [7]	–
Total Shareholders' Equity	**237**	**–**	**365**	**1**	**(456)**	**147**
Total Liabilities and Shareholders' Equity	**$ 2,351**	**$ –**	**$ –**	**$ 13**	**$ 672**	**$ 3,036**

Note 4. Fresh Start Reporting

The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the Plan and consummation of the various agreements:

(1) Implementation of the Plan as outlined in Note 1.

The following table reconciles the Predecessor's liabilities subject to compromise to those that were accepted claims under the Plan:

(In millions)	At March 31, 2006	At December 31, 2005
	(Predecessor)	(Predecessor)
Liabilities subject to compromise		
Accepted claims	$ 547	$ 546
Post-filing interest	83	73
Unfiled claims	10	11
Total liabilities subject to compromise	$ 640	$ 630
Settlement		
Cash	$ 108	
Floating Rate Notes	275	
New Common Shares	36	
New Warrants	2	
Total consideration	$ 421	
Excess of claims over distribution	219	
Convertible debenture conversion option	23	
Total adjustment to retained deficit	$ 242	

The holders of Series A and B voting common shares received nil consideration.

(2) Issuance of shares for cash under the Plan Sponsor Agreement (Note 1).

(3) Payment of financing fees on implementation of the Plan, which have been deferred and will be amortized over the term of the related credit facilities (Note 10 and 11).

(4) Receipt of cash under the Province Agreement in exchange for a note payable and issuance of warrants (Note 11).

(5) Repayment of borrowings under the Predecessor's line of credit and increase in revolving term loans in order to make pension funding payment.

(6) Initial pension funding made under the Province Agreement.

(7) Comprehensive revaluation of assets and liabilities and elimination of the deficit.

(8) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future income tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused income tax losses or other deductions are realized.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future income tax assets were recognized in the nine month period ending December 31, 2006 and were applied to reduce unamortized intangible assets.

Included under the Fresh Start Adjustment captions are all income tax adjustments required to transition the Predecessor's accounts to the Successor's accounts at March 31, 2006.

Note 5. Restricted Cash

Restricted cash represented funds being held in trust with the Monitor under the CCAA proceedings pending direction from the Ontario Superior Court of Justice for its use.

During the nine months ended December 31, 2006, the Monitor released the proceeds held in trust pertaining to the sale of non-core assets.

Note 6. Inventories

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Raw materials and supplies	$ 442	$ 391	$ 306
Finished and work-in-process	251	349	477
Total inventories	$ 693	$ 740	$ 783

Note 7. Asset Sales

As part of the Corporation's overall effort to restructure operations, simplify processes and rationalize non-core resources, during the CCAA period, a number of assets were sold.

The Hamilton plate mill assets, which had been idled in 2003, were sold in 2005 for gross proceeds of $25 million. The carrying value of these assets was nil, therefore a pre-tax gain of $20 million (net of $5 million of fees) was recorded during 2005. The gross proceeds were secured by irrevocable letters of credit which were drawn down in tandem with the progress made on dismantling the equipment. The project was completed in the second quarter of 2006 when the final payment of $5 million was received.

While in CCAA, the Corporation determined that all of the businesses in the Mini-mill and Manufactured Products segments were non-core and were to be sold. Accordingly, these businesses were presented in the consolidated financial statements of the Predecessor as assets held for sale and discontinued operations to isolate the earnings (loss) and cash flows associated with these businesses. The proceeds received from these asset sales were held in trust with the Monitor and included in restricted cash, pending authorization from the Court to release the funds for general use (Note 5). After emergence from CCAA on March 31, 2006, the Successor received additional proceeds of $5 million in connection with the finalization of certain of the above sales.

In 2006, the Corporation sold the property and plant in Welland Pipe Ltd. for net proceeds of $3 million and a parcel of non-core, surplus land in Hamilton and a building located on the property for cash proceeds of $18 million. The book value of these assets under the fresh start revaluation was equal to the net proceeds and accordingly there was no gain or loss recognized on these sales.

The amount of the final purchase price relating to the 2005 sale of substantially all of the assets of Stelpipe Ltd. is subject to a dispute with the purchaser relating to adjustments for assumed liabilities and working capital amounts. The dispute is expected to be submitted to an arbitration process.

Note 8. Property, Plant, and Equipment

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Raw material plants and properties	$ 500	$ 489	$ 417
Manufacturing plants and properties	1,286	1,047	3,418
	1,786	1,536	3,835
Deduct: accumulated amortization	(83)	–	(3,111)
	1,703	1,536	724
Construction in progress	40	221	208
Total property, plant, and equipment	$ 1,743	$ 1,757	$ 932

Note 9. Intangible Assets

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Computer systems and applications	$ 19	$ 18	$ 79
Deduct: accumulated amortization	(2)	–	(7)
Recognition of income tax assets not recognized on implementation of fresh start accounting. (see Note 13)	(16)	–	–
Net intangible assets	1	18	72

Computer systems and applications relate to the Corporation's enterprise resource planning systems for procurement, human resources, and finance.

Note 10. Bank, Other Short Term Indebtedness and Revolving Term Loans

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Bank and other short-term indebtedness	$ –	$ –	$ 191 (1)
Revolving term loans			
Current	–	35	–
Non-current	383	392	–
Total	$ 383	$ 427	$ 191

(1) Bank and other short-term indebtedness consisted of amounts drawn under the Corporation's $350 million revolving operating credit facility.

Revolving Term Loans

Asset Based Loan Facility

On March 31, 2006, the $75 million debtor-in-possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US Base rate + 0.5% or London Inter-Bank Overnight Rate ("LIBOR") + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and, prior to each March 31 anniversary date, the facility can be extended for a period of two years if the lender and Stelco mutually agree. The ABL facility is secured by a first priority security interest in the eligible inventory and eligible accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest in all other property and assets of the Corporation, limited to $300 million, and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral of eligible accounts receivable and eligible inventory and reserves, but will not exceed $600 million. The ABL facility incurs an annual fee of 0.375% of any non-use of funds available under the facility. The facility is subject to certain restrictive covenants. At December 31, 2006, the available amount of the ABL was $228 million and the amount drawn on this facility was $168 million.

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Ltd. (a shareholder of the Corporation – Note 1), in the amount of $375 million for a term of seven years. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full on March 31, 2013. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75% until March 31, 2009 after which the loan bears interest at bankers' acceptance rate plus 7.25%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the fixed assets of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in certain subsidiaries, partnerships and joint ventures of Stelco. Under this facility, Stelco is required to pay an annual fee of 3% of the aggregate commitment of $375 million on each anniversary date of CCAA Plan implementation. In addition, the facility requires the Company to pay a 3% fee on the outstanding credit facility in place at March 31, 2009, if it intends to extend the facility.

Included in financial expense for the nine months ended December 31, 2006 is approximately $5 million relating to borrowings under this agreement. The interest on borrowings is calculated in accordance with the applicable lending agreement, yielding approximately 11% as at December 31, 2006. The majority of interest is paid prior to the end of each month, therefore a nominal amount is outstanding at December 31, 2006. At December 31, 2006 there was $215 million outstanding under this loan.

Note 11. Long-term Debt

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Floating rate notes at LIBOR + 5.50% [1]	$ 274	$ 275	$ –
1% Province Note [2]	149	149	–
1% Province Note – fair value adjustment [2]	(88)	(92)	–
Term loan at bankers' acceptance rate plus 1.50% maturing on January 31, 2008 [3]	20	27	33
Term loan at Canadian prime rate plus 2.50% matured on June 10, 2005	–	8	22
Long-term debt subject to compromise (Note 4) [4]	–	–	412
Term loans associated with discontinued operations	–	–	16
Long-term debt	355	367	483
Less amount subject to compromise or held for sale	–	–	(440)
Less amount due within one year	(13)	(21)	(23)
Long-term debt	$ 342	$ 346	$ 20

Repayments of long-term debt over the next five years amount to $13 million in 2007, and $7 million in 2008.

(1) Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, affected creditors received floating rate notes ("FRN's") equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest on the FRN's is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of LIBOR plus 5.50% if paid in cash and LIBOR plus 8.50% if paid in new FRN's or if interest payments are deferred and accrued in accordance with the terms of the FRN's. Interest on the FRN's for the nine months ended December 31, 2006 totalled $22 million and is included in interest on long-term debt on the Consolidated Statement of Earnings (Loss). Interest has been calculated under the cash payment option consistent with the semi-annual payment made in September 2006. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% of face value until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL facility and the secured revolving term loan (Note 10) in all respects including rights to payment and enforcement until both the ABL facility and secured revolving term loan are repaid in full.

There was a $1 million gain recorded for the nine months ended December 31, 2006 due to the revaluation of the FRN's using the December 31, 2006 US dollar exchange rate.

(2) Province Note

In accordance with the Pension Agreement (see Note 12), the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares of Stelco. The Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum, payable semi-annually in cash or, at Stelco's option, by delivering Stelco common shares. Interest accrued on the Province Note for the nine months ended December 31, 2006 totalled $1 million and is included in financial expense. The semi-annual interest payment due in September 2006 was paid in cash. At March 31, 2006, the $150 million was allocated between the Province Note and the fair value of the warrants (see Note 15 for terms of the warrants). Upon the application of fresh start reporting on March 31, 2006, the Province Note was adjusted to its estimated fair value of $57 million (see Note 4) and will be accreted up to its face value over the term of the Note assuming an effective interest rate of 12%. During the nine months ended December 31, 2006 an accretion expense of $4 million was recorded in interest on long-term debt on the Consolidated Statement of Earnings (Loss).

(3) The term loan is an obligation of a wholly owned subsidiary of the Corporation.

(4) Liabilities subject to compromise.

Long term debt subject to compromise included unsecured debentures totaling $365 million and computer system financing in the amount of $47 million. All of the debt was in default.

Note 12. Employee Future Benefits

The Corporation, maintains a number of defined benefit and defined contribution plans providing benefits to most of its employees.

Defined contribution plans

Total expense and cash payments for the Corporation's defined contribution pension plans were $2 million for the nine months ended December 31, 2006 and $1 million for the three months ended March 31, 2006 ($2 million in 2005.)

Defined benefit plans

The defined benefit plans provide pension, other retirement, and post-employment benefits to salaried employees hired previous to August 1, 1997, and to most hourly rated employees. Employees do not contribute to the plans that are maintained by the Corporation.

Defined pension benefits for salaried employees are calculated based on an average of their highest five years earnings. Pensions payable from these plans are not indexed for inflation. Pension benefits for hourly rated employees are based on years of service multiplied by dollar factors in accordance with collective agreements in order to determine the monthly pension payment amount. Cost-of-living adjustments are provided for bargaining unit retirees in accordance with the collective agreements.

Other benefit plans provide health care benefits including dental, hearing, vision, prescription drugs, and hospital care to retirees, their spouses and dependants, and to the retirees' surviving spouses, and life insurance coverage on the retiree. In addition, other benefit plans provide compensated absence benefits in the form of vacation to be taken immediately before retirement if certain service requirements are met.

Pension Plan Funding Arrangements

As a condition of the CCAA Plan, Stelco and the Province entered into the Pension Agreement, effective on March 31, 2006 which contains the following principal terms:

- Stelco was obligated to make an initial up-front payment of $400 million to its four main pension plans less any contributions to plans already made in 2006. As a result, Stelco made a $382 million payment to the plans on March 31, 2006;
- Stelco will fund its four main pension plans in the following amounts in the years subsequent to December 31, 2005:
    - Years 1 – 5: $65 million per year ($32.5 million in 2006), payable monthly, commencing July 1, 2006; and
    - Years 6 – 10: $70 million per year, payable monthly;
- Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of certain minimum thresholds as set out in the Pension Agreement, subject to Stelco having more than a minimum liquidity amount;
- Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015 provided that any future benefit improvements will be required to be funded in accordance with the Pension Benefits Act and will be in addition to the funding payments outlined above; and
- The Pension Agreement covers the period until December 31, 2015 but will end earlier in the event that all four pension plans become fully funded on the solvency basis.

While the Pension Agreement with the Province has a prescribed funding obligation, as outlined above, pension plan enhancements, such as the recently negotiated hourly pension indexing, are excluded from this arrangement. Accordingly the hourly pension indexing is subject to additional cash funding under the Pension Benefits Act, totaling an estimated $121 million over the next eight years.

Cash payments to benefit plans

Total cash payments to employee future benefits plans, including cash contributed by the Corporation to funded pension plans, cash payments directly to employees for unfunded benefit plans other than pensions, and cash contributed to its defined contribution pension plans, was $552 million in 2006 ($176 million in 2005). The contributions for 2006 include:

	Nine months ended December 31, 2006	At March 31, 2006	Three months ended March 31, 2006	Twelve months ended December 31, 2005
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Pensions [1]	$ 54	$ 382	$ 24	$ 116
Other benefits [2]	80	–	12	60
Total	$ 134	$ 382	$ 36	$ 176

(1) Includes prescribed pension funding payments of $32.5 million in the nine months ended December 31, 2006, compared to $65 million required in 2007.

(2) Includes payments related to severances and early retirement incentives totalling $29 million, in the nine months ended December 31, 2006.

Funding for the Corporation's defined benefit pension plans are expected to be approximately $95 million in 2007. The Corporation currently expects that payments in 2007 for other benefit plans to be approximately $58 million.

Estimated average remaining service life

The estimated average remaining service life ("EARSL") of active employees covered by the defined benefit pension plans for 2006 ranges from 7 to 14 years (2005 ranged from 6 to 14 years). The estimated average remaining service life of active employees covered by the defined benefit plans providing other benefits ranges from 9 to 15 years in 2006 (2005 ranged from 8 to 14 years). EARSL is the period over which past service costs, and actuarial gains and losses in excess of the corridor, are amortized (Note 3).

Accrued benefit obligation and plan assets

Information about the Corporation's defined benefit plans, in aggregate, is as follows:

(in millions)	At December 31, 2006		At March 31, 2006		At December 31, 2005	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Accrued benefit obligation						
Balance at beginning of period [(1)]	$ 3,690	$ 1,332	$ 3,806	$ 1,376	$ 3,415	$ 1,212
Current service cost	25	10	12	6	45	11
Interest cost	150	50	44	14	192	69
Benefits paid	(187)	(51)	(56)	(12)	(217)	(58)
Actuarial losses (gains)	134	(39)	–	–	372	139
Plan curtailments	25	6	–	–	–	–
Plan amendments	48	(65)	–	–	1	–
Divestitures	–	–	–	–	(1)	–
Settlements	(30)	–	–	–	–	–
Other	(2)	2	–	1	(1)	3
Balance at end of period	3,853	1,245	3,806	1,385	3,806	1,376
Plan assets						
Fair value at beginning of period[(1)]	3,273	14	2,853	12	2,600	11
Actual return on plan assets	283	1	78	–	375	1
Employer contributions	51	2	23	4	98	2
Benefits paid	(187)	(1)	(56)	(2)	(217)	(1)
Divestitures	–	–	–	–	(1)	–
Settlements	(30)	–	–	–	(1)	–
Other	3	–	(1)	–	(1)	(1)
Fair value at end of period	3,393	16	2,897	14	2,853	12
Funded status – plan deficit	(460)	(1,229)	(909)	(1,371)	(953)	(1,364)
Unamortized net actuarial loss (gain)	15	(26)	823	470	877	476
Unamortized past service costs (gain)	44	(57)	185	(6)	188	(6)
Accrued benefit asset (liability)	(401)	(1,312)	99	(907)	112	(894)
Valuation allowance	(2)	–	–	–	–	–
Accrued benefit asset (liability) net of valuation allowance	$ (403)	$ (1,312)	$ 99	$ (907)	$ 112	$ (894)

(1) The opening balance of the accrued benefit obligation and plan assets for the Successor for the nine month period ended December 31, 2006 does not agree to the closing balances of the Predecessor at March 31, 2006 due to "fresh start" adjustments.

The accrued pension benefit obligation of the Predecessor at March 31, 2006 was reduced by $116 million, principally related to actuarial gains, while plan assets increased by $376 million, primarily due to a $382 million contribution required upon emergence from CCAA. Unamortized net actuarial losses and past service costs of the Predecessor, totalling $1,008 million were also eliminated.

The accrued benefit obligation of the Predecessor, for other benefit plans at March 31, 2006, decreased $53 million due to actuarial gains and foreign exchange adjustments. Unamortized net actuarial losses net of unamortized past service costs of $464 million were also eliminated.

The accrued benefit asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

(in millions)	At December 31, 2006 Pension benefit plans	At December 31, 2006 Other benefit plans	At March 31, 2006 Pension benefit plans	At March 31, 2006 Other benefit plans	At March 31, 2006 Pension benefit plans	At March 31, 2006 Other benefit plans	At December 31, 2005 Pension benefit plans	At December 31, 2005 Other benefit plans
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Deferred pension cost	$ –	$ –	$ –	$ –	$ 99	$ –	$ 112	$ –
Pension liability – current	(65)	–	(67)	–	–	–	–	–
Pension liability – non-current	(338)	–	(350)	–	–	–	–	–
Total pension asset (liability)	(403)	–	(417)	–	99	–	112	–
Employee future benefits liability - current	–	(58)	–	(60)	–	(60)	–	(60)
Employee future benefits liability – non curent	–	(1,254)	–	(1,258)	–	(847)	–	(834)
Total employee future benefits liability	$ –	$ (1,312)	$ –	$ (1,318)	$ –	$ (907)	$ –	$ (894)

Included in the above accrued benefit obligation and fair value of plan assets at period-end are the following amounts in respect of plans that are not fully funded:

(in millions)	At December 31, 2006 Pension benefit plans	At December 31, 2006 Other benefit plans	At March 31, 2006 Pension benefit plans	At March 31, 2006 Other benefit plans	At December 31, 2005 Pension benefit plans	At December 31, 2005 Other benefit plans
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Accrued benefit obligation	$ 3,754	$ 1,243	$ 3,604	$ 1,332	$ 3,806	$ 1,376
Fair value of plan assets	3,271	16	3,183	14	2,853	12
Funded status plan deficit	$ (483)	$ (1,227)	$ (421)	$ (1,318)	$ (953)	$ (1,364)

Pension Plan Assets

The Corporation's weighted average pension plan asset allocation at December 31 is as follows:

Percentage of plan assets	2006	2005
Asset category		
Equity investments	56%	53%
Debt investments	42%	43%
Other	2%	4%
Total	100%	100%

Net benefit plan cost

Elements of defined benefit costs recognized in the period:

Plans

(in millions)	Nine months ended December 31, 2006 Pension benefit plans (Successor)	Nine months ended December 31, 2006 Other benefit plans (Successor)	Three months ended March 31, 2006 Pension benefit plans (Predecessor)	Three months ended March 31, 2006 Other benefit plans (Predecessor)	Twelve months ended December 31, 2005 Pension benefit plans (Predecessor)	Twelve months ended December 31, 2005 Other benefit plans (Predecessor)
Current service cost	$ 25	$ 10	$ 12	$ 6	$ 45	$ 11
Interest cost	150	50	44	14	192	69
Net actual return on plan assets	(283)	(1)	(78)	–	(375)	(1)
Actuarial losses (gains) on the accrued benefit obligation in the period	134	(39)	–	–	372	139
Cost of plan amendments in the period	48	(65)	2	–	1	–
Ontario Pension Benefit Guarantee Fund	1	–	1	–	16	–
Employee future benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	75	(45)	(19)	20	251	218
Adjustments to recognize the long-term nature of employee future benefit costs:						
Difference between expected return and actual return on plan assets for the period	119[a]	–	35	–	193	–
Difference between actuarial gain (loss) recognized for the period and actual actuarial gain (loss) on accrued benefit obligation for the period	(134)[b]	39[b]	17	7	(310)	(121)
Difference between amortization of past service costs for the period and actual plan amendments for the period	(43)[c]	60[c]	3	–	21	(1)
Valuation allowance	1	–	–	–	(1)	–
Net benefit costs recognized in costs	18	54	36	27	154	96
Curtailments	24	(10)	–	–	–	–
Severances	–	11	–	–	–	–
Voluntary retirement incentive	–	25	–	–	–	–
Net benefit costs recognized as workforce reduction	24	26	–	–	–	–
Total net benefit costs recognized	$ 42	$ 80	$ 36	$ 27	$ 154	$ 96

(a) Expected return on plan assets of $164 million minus actual return on plan assets $283 million equals deferral of return on plan assets of $119 million.

(b) Pension benefit plans: Loss recognized in the period of nil minus actuarial loss on accrued benefit obligation in the period of $134 million equals deferral of actuarial loss of $134 million.

Other benefit plans: Gain recognized in the period of nil minus actuarial gain on accrued benefit obligation in the period of $39 million equals deferral of actuarial gain of $39 million.

(c) Pension benefit plans: Amortization of past service costs for the period of $5 million minus actual plan amendments in the period of $48 million equals deferral of past service costs of $43 million.

Other benefit plans: Amortization of past service gains for the period of $5 million less actual plan amendments in the period of $65 million equals deferral of prior period past service gains of $60 million.

Measurement and valuation

The measurement date for the Corporation's principal employee future benefit plans is December 31. As a result of the emergence from CCAA on March 31, 2006, the Corporation was required to undertake a comprehensive revaluation of its assets and liabilities, which included a remeasurement of all of the Corporation's pension and other benefit plan obligations under CICA Handbook Section 3461 – Employee Future Benefits. The results of the remeasurement, as reported in the first quarter 2006, included the elimination of previously recorded unamortized net actuarial losses and unamortized past service costs.

Plan Amendments

The plans were amended in 2006 (post CCAA emergence), as follows:

- a contract settlement reached in June 2006 with USW Local 1005 which contained benefit improvements, and an annual pension indexing tied to a cost of living adjustment for the term of the agreement;
- A change in early retirement eligibility under the principal salaried pension plans was announced and reflected in second quarter 2006. Employees who do not attain 30 years of service by December 31, 2007 will no longer be eligible for an unreduced early retirement pension prior to age 60;
- The principal salaried pension plans were amended to provide that future pensionable earnings for plan purposes will be base salary only (previously, all cash compensation was included). This change was reflected as of December 31, 2006;
- announced reductions in the other benefit programs, which substantially impacted the active salary workforce (and salaried retirees).

The pension plan amendments resulted in net past service costs of $48 million of which $5 million was recognized in 2006.

The other benefit plan amendments resulted in past service gain of $65 million of which $5 million was recognized in 2006.

The past service costs include the impact of changing the assumed retirement age from 58 to 59 for those salaried employees affected by the early retirement amendment and the impact of a change in the assumed rate of future compensation increase to 3% from 4% per annum.

Employment Reductions

Workforce reduction programs were undertaken post CCAA emergence, including:

- a Salaried Transition Assistance Program ("STAP"), which provided incentives for early retirement or resignation to employees who were members of the two principal salary defined benefit pension plans. The program closed on June 30, 2006;
- a Transition Assistance Program ("TAP"), which provided incentives for early retirement to Hamilton Steel bargaining unit employees as part of the contract settlement reached with USW Local 1005. The program closed on July 14, 2006.

As a result of the significant reduction of the salary workforce arising from the STAP program and the impact of certain reductions in the salary other benefit programs there was a net curtailment expense recognized in the second quarter 2006 of $14 million.

Other severance costs totaling $11 million in the nine month period ended December 31, 2006 consists of $8 million incurred in the second quarter 2006 and $3 million in the fourth quarter 2006.

The voluntary retirement incentive cost of $25 million incurred in the nine month period ended December 31, 2006 consists of a severance expense of $19 million in the second quarter 2006 related to the STAP and $6 million recognized in the third quarter 2006 related to the TAP.

Significant assumptions

Benefit obligations and the related effects on operations are calculated using actuarial models. In 2006, the following critical assumptions – the discount rate, the retirement age, mortality, expected return on pension fund assets, and healthcare cost trends – were important elements affecting plan cost and asset/liability measurement. Management evaluates these assumptions at least annually.

The significant actuarial assumptions adopted are as follows (weighted average):

Accrued benefit obligation as of:

	At December 31, 2006		At March 31, 2006		At December 31, 2005	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Discount rate	5.10%	5.20%	5.25%	5.25%	5.00%	5.00%
Expected long-term rate of return on plan assets	7.25%	8.50%	7.00%	8.50%	7.00%	8.50%
Estimated rate of compensation increase	3.00%	3.00%	4.00%	4.00%	4.00%	4.00%
Retirement age – salaried employees [1]	59	59	58	58	58	58

(1) Assumed retirement age of 59 applies to individuals affected by the early retirement amendment. Age 58 remains in effect for other employees.

Benefit costs for periods ended:

Predecessor	Three months ended March 31, 2006		Twelve months ended December 31, 2005	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Discount rate	5.00%	5.00%	5.75%	5.96%
Expected long-term rate of return on plan assets	7.00%	8.50%	7.50%	8.50%
Estimated rate of compensation increase	4.00%	4.00%	4.00%	4.00%
Retirement age – salaried employees	58	58	58	58

(1) Assumed retirement age of 59 applies to individuals affected by the early retirement amendment. Age 58 remains in effect for other employees.

Successor	Nine months ended December 31, 2006 [1]	
	Pension benefit plans	Other benefit plans
Discount rate	5.25%	5.25%
Expected long-term rate of return on plan assets	7.00%	8.50%
Estimated rate of compensation increase	4.00%	4.00%
Retirement age – salaried employees	58	58

(1) Three plans were subject to remeasurement at June 30, 2006 for which discount rates of 5.50% (pensions) / 5.75% (other benefits plans) were used as well as the retirement age for salaried employees changed to 59.

Assumed health care cost trend rates at December 31:

	2006	2005
Initial health care cost trend rate	7.40%	8.10%
Cost trend rate declines to	4.50%	4.50%
Year that the rate reaches the rate it is assumed to remain at	2014	2014

The assumption for future drug costs for retirees over age 65 was reduced by 12% relative to prior assumptions to reflect expected savings as a result of a change in plan administrator and related improvements in claim adjudication processes and coordination with government programs, resulting in a $39 million reduction in the accrued benefit obligation at December 31, 2006.

Sensitivity Analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans (included in Other benefit plans). A one-percentage-point change in the assumed health care cost trend rates for the plans would have the following effects for 2006:

(in millions) Increase (decrease)	One percentage point increase	One percentage point decrease
Total of service and interest cost	$ 9	$ (7)
Accrued benefit obligation	$ 193	$ (151)

Note 13. Components of Consolidated Income Taxes

Future Income Taxes

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective statement of financial position date.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. In accordance with CICA Handbook Section 3465 – Income Taxes, the benefit recognized in respect of the pre-fresh start tax assets has been applied to reduce unamortized intangible assets. During the nine months ended December, 2006, $16 million has been applied to intangible assets (Note 9).

Income Tax Reconciliation

The income tax expense (recovery) differs from the amount calculated by applying current Canadian income tax rates (federal and provincial) to the loss before income taxes from continuing operations, as follows:

(in millions)	Nine months ended December 31, 2006	Three months ended March 31, 2006	Twelve months ended December 31, 2005
	(Successor)	(Predecessor)	(Predecessor)
Loss before income taxes from continuing operations	$ (187)	$ (85)	$ (39)
Income tax expense (recovery) computed using statutory income tax rates (2006 – 43%)	(80)	(37)	(17)
Manufacturing and processing credit	17	8	4
Net income tax expense (recovery) – (34%)	(63)	(29)	(13)
Add (deduct):			
Resource allowance / depletion	(4)	–	(7)
Valuation allowance	80	20	(16)
Minimum tax	(1)	1	3
Impact of intercompany foreign exchange	–	–	4
Other	2	2	(1)
	77	23	(17)
Income tax expense (recovery)	$ 14	$ (6)	$ (30)

Components of future income tax assets and liabilities are summarized as follows:

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Future income tax assets			
Employee future benefits			
Pre fresh start	$ 353	$ 402 [(1)]	$ 300
Post fresh start	56	46	–
Pension liability – post fresh start	125	142	–
Non-capital loss carry-forwards			
Pre fresh start	28	33 [(1)]	97
Post fresh start	122	119	–
Corporate minimum taxes			
Pre fresh start	12	12 [(1)]	18
Post fresh start	2	5	–
Net capital losses			
Pre fresh start	6	6 [(1)]	7
Post fresh start	1	–	–
Other	37	21	17
Total future income tax assets before valuation allowance	$ 742	$ 786	$ 439
Less: valuation allowance			
Pre fresh start	(399) [(2)]	(453)	(289)
Post fresh start	(80)	–	–
Total future income tax assets after valuation allowance	$ 263	$ 333	$ 150
Future income tax liabilities			
Plant and equipment – difference in net book value and unamortized capital cost	$ 324	$ 382	$ 118
Deferred pension cost	–	–	37
Investment in joint ventures	–	–	36
Other	–	20	17
Total future income tax liabilities	324	402	208
Net future income tax asset (liability)	$ (61)	$ (69)	$ (58)

(1) The pre fresh start future income tax assets represent those tax assets that were not recognized at March 31, 2006, having been offset with a valuation allowance.

(2) The change in the pre fresh start valuation allowance consists of the impact of a federal income tax rate reduction ($38 million) and the realization of pre fresh start future income tax assets ($16 million) recorded as a reduction of intangible assets.

The future income tax asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Future income tax asset – current	$ 27	$ 7	$ 22
Future income tax asset – non-current	–	–	12
Future income tax liability – non-current	(88)	(76)	(92)
Net future income tax asset (liability)	$ (61)	$ (69)	$ (58)

The Corporation has Canadian federal and provincial income tax loss carry forwards which approximate and expire as follows:

Year of Expiry (in millions)	Federal	Ontario
2007	$ 32	$ 32
2008	21	42
2009	23	24
2010	21	182
2011	7	7
2015 and thereafter	280	390
	$ 384	$ 677

Note 14. Asset Retirement Obligations

Asset retirement obligations relate to the site restoration and reclamation of iron ore properties at the Corporation's mining interests in Wabush, Tilden and Hibbing.

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Opening balance	$ 22	$ –	$ 12
Accretion expense	2	–	2
Effect of change in estimates	–	–	1
Liabilities incurred (settled)	–	–	–
Ending balance	$ 24	$ 22[(1)]	$ 15
Underlying assumptions:			
Undiscounted cash flow estimates	86	86	86
Credit-adjusted interest rate	12.00%	12.00%	16.65%
Time frame to settle the obligations (years)	2013 – 2050	2013 – 2050	2013 – 2050

(1) Reflects the estimated fair value assigned to this obligation under fresh start reporting (Note 4).

A former participant in Wabush funded its estimated share of mine closure costs at the time of exit from the joint venture. These funds ($6 million at December 31 and March 31 2006; $4 million at December 31, 2005) are reflected in other non-current assets on the Statement of Financial Position.

Note 15. Capital Stock, Warrants and Dividends

(a) Authorized Shares

The Corporation is authorized to issue an unlimited number of preferred shares, issuable in series, an unlimited number of common shares and an unlimited number of redeemable shares. There are no preferred shares or redeemable shares outstanding.

(b) Common Shares

	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Total number of Predecessor common shares (series A and B)	–	–	102,249,198
Total number of new common shares	27,123,908	26,100,000	–
Total (in millions)	$149	$144	$781

The Corporation issued 26,100,000 new common shares upon emergence from CCAA with a value of $5.50 per share. On April 2, 2006, the President and Chief Executive Officer purchased 1,000,000 newly issued common shares for cash consideration of $5.5 million. As a result of the exercise of warrants, referred to below, and stock options (Note 17) during the nine months ended December 31, 2006, there are 27,123,908 common shares outstanding at December 31, 2006.

(c) Dividends

Under the terms of the Corporation's lending agreements no dividends can be declared or paid until certain conditions have been met.

(d) Warrants

Upon emergence from CCAA, the Corporation issued a total of 2,269,600 warrants. The holders of liabilities subject to compromise received 1,418,500 warrants with an estimated fair value of $2 million as partial consideration in exchange for their claim accepted under CCAA. The Province received 851,100 warrants with an estimated fair value of $1 million as partial consideration for the province loan (Note 11). Each warrant entitles the holder to purchase one common share at an exercise price of $11.00. The warrants have a term of seven years and are exercisable up to their expiration on March 31, 2013. A total of 5,158 warrants were exercised in the nine months ended December 31, 2006.

Note 16. Earnings (loss) per common share

During the nine months ended December 31, 2006, the three months ended March 31, 2006, and the twelve months ended December 31, 2005 a basic net loss from continuing operations and a basic net loss was incurred, therefore options and warrants related information have not been used to calculate fully diluted earnings per share from continuing operations and fully diluted earnings per share as both are anti-dilutive where applicable.

Note 17. Stock-based compensation

Incentive Stock Option Plan

On April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The ISOP is intended to attract and retain superior directors, officers, advisors, employees and other persons engaged to provide ongoing services to the Corporation or its affiliates. The total number of stock options available under the ISOP is 2,610,000, of which 1,944,000 were initially issued on April 1, 2006 at an exercise price of $5.50 per common share. The options vest semi-annually over a four-year period from the date of the grant (the "Grant Date") in eight equal installments, subject to acceleration under certain circumstances. The options expire 10 years after the Grant Date. In accordance with the provisions of the ISOP, the exercise price of options granted thereunder is required to be the market value, as defined in the ISOP, on the Grant Date. During the nine months ended December 31, 2006, 18,750 options were exercised for treasury stock at $5.50 per common share, an additional 150,000 options were granted at an exercise price of $17.75 and 300,000 options were forfeited at an exercise price of $5.50. The total options available under the ISOP at December 31, 2006 are 816,000.

Total compensation expense of $1 million has been included in costs for the nine months ended December 31, 2006.

The compensation expense for grants made under the ISOP was determined at the grant date using the fair value method by applying the Black-Scholes option-pricing model using the following assumptions:

Grant date	June 21, 2006	April 1, 2006
Expected volatility	40%	40%
Risk-free interest rate	4.33%	4.00%
Expected life	0 – 4 years	0 – 4 years
Expected dividends	Nil	Nil

The weighted average exercise price for options outstanding at December 31, 2006 is $6.54.

Note 18. Reorganization Items

Reorganization items relate to payments made in connection with various professional advisor fees and certain financing break fees associated with the reorganization and restructuring of the Corporation on March 31, 2006.

(in millions)	Three months ended March 31, 2006	Twelve months ended December 31, 2005
Professional fees	$ 12	$ 53
Break fees [ii]	–	22
Success fees [i]	9	–
Financing fees [iii]	–	1
Total reorganization items	$ 21	$ 76

(i) Fees paid to various advisors of the Corporation when the Third Amended Restated Plan of Arrangement and Reorganization was approved and implemented.

(ii) In March 2005, Stelco discontinued the capital raising process and decided to pursue a recapitalization of the Corporation and as a result, Deutsche Bank became entitled to a break fee of approximately $11 million. In December 2005, Tricap became entitled to break fees totalling approximately $11 million as a result of the significant changes that were made to the Plan.

(iii) Related to fees incurred for the DIP facility and the write-off of deferred fees associated with the convertible debentures.

Note 19. Proportionately Consolidated Joint Ventures

The Corporation's joint ventures are an integral part of operations and exist to provide raw materials and certain manufacturing, finishing, and sales functions.

The following is a summary of the Corporation's proportionate share of the financial position, operating results, and cash flows of the joint ventures.

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Current assets	$ 123	$ 155	$ 80
Other assets	534	541	166
Total assets	657	696	246
Current liabilities	87	90	53
Other liabilities	148	169	39
Equity	$ 422	$ 437	$ 154

(in millions)	Nine months ended December 31, 2006	Three months ended March 31, 2006	Twelve months ended December 31, 2005
	(Successor)	(Predecessor)	(Predecessor)
Revenue	$ 46	$ 16	$ 21
Expense	23	17	17
Net earnings from continuing operations	23	(1)	4
Net earnings from discontinued operations	–	–	11
Net earnings	$ 23	$ (1)	$ 15

(in millions)	Nine months ended December 31, 2006	Three months ended March 31, 2006	Twelve months ended December 31, 2005
	(Successor)	(Predecessor)	(Predecessor)
Cash provided by (used for)			
Operating activities	$ 25	$ 20	$ 38
Investing activities	(18)	(20)	(36)
Financing activities	–	–	(2)
Discontinued operations activities	–	–	2
Net increase (decrease) in cash and cash equivalents	$ 7	$ –	$ 2

Note 20. Commitments and Contingencies

Capital Programs and Other Commitments

Stelco has binding commitments for capital programs totaling $41 million. Of this amount, $30 million relates to capital projects at the Corporation's various mining interests.

Pursuant to an outsourcing agreement, the Corporation has committed approximately $125 million up to and including year 2012.

Operating leases

Future minimum rental payments required under operating leases have initial or remaining lease terms in excess of one year at December 31, 2006 are:

(in millions)		
2007	$	9
2008		6
2009		5
2010		4
2011		3
Subsequent to 2011		–
Total operating leases	$	27

Contingencies

On June 28, 2005, Georgian Windpower Corporation ("GWC") commenced a lawsuit against Stelco Inc. alleging, among other things, breach of contract by Stelco in connection with Stelco's termination in April 2005 of a Memorandum of Understanding and Agreement to Enter into a Land Lease Agreement between Stelco and GWC. GWC has claimed damages of $350 million. On May 31, 2006, the Corporation served its statement of defense. Examinations for discovery are ongoing. The Corporation is vigorously defending this action. The result and value of the GWC claim is not determinable at this time and consequently the Corporation has not recorded any provisions in the consolidated financial statements.

Note 21. Supplemental Disclosure of Cash flow Information

(in millions)	Nine months ended December 31, 2006		Three months ended March 31, 2006		Twelve months ended December 31, 2005	
	(Successor)		(Predecessor)		(Predecessor)	
Cash paid for interest	$	37	$	7	$	23
Cash paid for income taxes		14		4		19

Note 22. Financial Instruments

Interest rate risk

The Corporation did not enter into any interest rate swap agreements during the nine months ended December 31, 2006. As at December 31, 2006 there were no interest rate swap agreements in place.

Foreign exchange risk

No foreign exchange contracts were entered into in the nine months ended December, 2006. Accordingly, none were outstanding as at December 31, 2006.

Concentration of credit risk

A significant portion of the Corporation's revenues are sourced from either direct or indirect sales to the automotive industry, although the Corporation does not have significant exposure to any individual customer within this sector. The Corporation reviews its customers' credit histories before extending credit and conducts regular reviews of its existing customers' credit performances.

Fair values

The estimated fair value of the Corporation's long-term debt, including the portion due within one year is $363 million. The carrying value of other financial instruments approximates fair value due to the short maturities or the terms and conditions attached to these instruments.

Note 23. Segmented Information

The following provides segmented information by geographic area. Sales are allocated to the country in which the third party customer receives the product:

(in millions)	Nine months ended December 31, 2006	Three months ended March 31, 2006	Twelve months ended December 31, 2005
	(Successor)	(Predecessor)	(Predecessor)
Geographic segments			
Net sales			
Canada	$ 1,627	$ 609	$ 2,257
United States	187	60	279
Other	16	5	17
Net Sales	$ 1,830	$ 674	$ 2,553

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Capital assets – net			
Canada	$ 1,369	$ 1,398	$ 947
United States	375	377	57
Capital assets – net	$ 1,744	$ 1,775	$ 1,004

Note 24. Comparative Figures

As a result of a substantial realignment of equity and non-equity interests in the Corporation (Note 4), "fresh start" reporting was adopted on March 31, 2006. Accordingly, the Consolidated Financial Statements of the Successor are not comparable to Predecessor (see Note 1).

Board of Directors

The Stelco Board of Directors currently consists of nine members including one full-time employee of the Company. The Board met 15 times during 2006, six of which meetings occurred after April 1, 2006, and met several more times informally for briefing sessions in the first three months of 2006.

Courtney Pratt
Chair of the Board
Stelco Inc.
Director since 2002

Dennis Belcher
Corporate Director
Director since April 1, 2006

Laurie Bennett, CA
Corporate Director
Director since April 1, 2006

Steven Cohn
Managing Director
Alvarez & Marsal, LLC
Director since April 1, 2006

Steve Douglas
Managing Partner
Brookfield Asset Management Inc.
Director since May 10, 2006

Pierre Dupuis
Corporate Director
Director since April 1, 2006

John Lacey
Chairman
Advisory Board of Tricap Restructuring Fund
Director since April 1, 2006

Cyrus Madon
Manager Director
Brookfield Asset Management Inc.
Director since April 1, 2006

Rodney Mott
President and Chief Executive Officer
Stelco Inc.
Director since June 22, 2006

Regrettably, Mr. D. Anthony (Tony) Molluso, a former director of Stelco, passed away earlier this year. Mr. Molluso made a valued contribution to Stelco's Board of Directors and will be missed by his colleagues and friends at Stelco.

Officers and Executives

Courtney Pratt
Chairman of the Board

Rodney B. Mott
President and Chief Executive Officer

J. Kenneth Rutherford
Chief Financial Officer

D. C. Hutchison
General Counsel and Corporate Secretary

Peter K. Knocke
Vice President, and General Manager,
Lake Erie Steel

William J. McKenzie
Vice President, and General Manager, Hamilton Steel

Michael A. McQuade
Vice President, Finance

Jerome V. Nelson
Vice President,
Sales and Marketing

Gary R. Seichter
Vice President,
Corporate Controller

Karen A. Smith
Vice President,
Human Resources

Gordon C. Spelich
Vice President,
Business Development and Strategic Planning

Board Committees

The Board has five committees: an Audit Committee, a Corporate Governance Committee, a Health, Safety and Environment Committee, a Human Resources and Compensation Committee, and a Pension Committee.

Audit Committee

The Committee oversees the financial affairs of the Corporation, including the control environment within which effective financial reporting occurs. The Committee reviews all financial disclosure documents and the public disclosure of such information. It reviews and makes recommendations related to the appropriateness of the Corporation's accounting principles and practices. The Committee is also responsible for the assessment and appointment of an independent auditor. The complete Audit Committee Charter is published in the 2005 Annual Information Form. The Committee met five times during 2006.

Members:
Laurie Bennett, Chair
Dennis Belcher
Steven Cohn

Corporate Governance Committee

The Committee reviews, makes recommendations and provides oversight on material issues, policies, practices, and external developments affecting the effectiveness and the performance of the Board of Directors. The Committee provides oversight on Board effectiveness in context of corporate objectives, management performance, and the expectations of key stakeholders. Among its chief responsibilities is to review, recommend and modify policies with respect to the composition, compensation, education and performance guidelines of the Board of Directors. The Committee met four times in 2006.

Members:
John Lacey, Chair
Pierre Dupuis
Cyrus Madon

Health, Safety and Environment (HS&E) Committee

The Committee oversees the practices, programs and systems followed by the Corporation with respect to health, safety and environmental matters. This oversight empowers the Committee to satisfy itself that the Corporation is compliant with applicable HS&E legislation in the jurisdictions in which it conducts business. Furthermore, the Committee is accountable for reporting and making recommendations to the Board on any material issue – ethical, social, political, financial – that could affect the Corporation's stewardship and reputation on HS&E issues. The Committee met four times in 2006.

Members:
Pierre Dupuis, Chair
Steve Douglas

Human Resources and Compensation Committee

The Committee is responsible for developing, maintaining and modifying policies and practices that support and provide oversight to succession planning and compensation for senior management, including the chief executive officer. The areas of oversight responsibility include senior executive recruitment, development and retention. Under its charter, the Committee is empowered to make recommendations to the Board of Directors for policies aimed at strengthening the Corporation's human resources and compensation practices. The Committee met five times during 2006.

Members:
Cyrus Madon, Chair
Pierre Dupuis
John Lacey

Pension Committee

The Committee is accountable to the Board of Directors for ensuring that the necessary policies, practices, systems and personnel are in place within the Corporation (or through duly appointed agents) to carry out the effective administration of the Corporation's Retirement and Pension Plans. The Committee has the authority to delegate responsibilities and appoint members to a pension advisory committee of management representatives for the purpose of operationalizing actions and decisions compliant with Committee recommendations approved by the Board of Directors. The Committee met three times during 2006.

Members:
Steve Douglas, Chair
Dennis Belcher
Laurie Bennett

Corporate Directory

Corporate office

Stelco Inc.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Tel: (905) 528-2511
Fax: (905) 308-7002
Internet address:
www.stelco.com

Courier address
386 Wilcox Street
Hamilton, Ontario L8L 8K5

Investor Information

Questions and comments regarding Stelco Inc. or any information appearing in the annual and quarterly reports or any other corporate publication may be directed to:

Stelco Inc.
Investor Relations
Hamilton, Ontario L8N 3T1

Telephone:	(905) 528-2511 Ext. 3337
E-mail:	info@stelco.ca

The Corporation's annual and quarterly reports, media releases, and other investor information may be found at Stelco's web site: www.stelco.com

Inquiries regarding change of address or other share administration matters should be directed to:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

Telephone:	(416) 643-5500
Toll free:	1 800 387-0825
Fax:	(416) 643-5501

www.cibcmellon.com
E-mail: inquiries@cibcmellon.com

Information contained in or otherwise accessible through our web site or any other web site referred to herein does not form part of this Report.

END